1933 ACT FILE NO.:  333-220034
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1713290

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 2
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1836

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on December 19, 2017 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

BAHL & GAYNOR SMIG (SMALL/MID CAP INCOME
GROWTH) PORTFOLIO, SERIES 2017-4Q
-----------------------------------------------------------------------

COHEN & STEERS PREFERRED INCOME OPPORTUNITIES
PORTFOLIO, SERIES 2017-4Q
-----------------------------------------------------------------------

THE DIVIDEND INCOME VALUE STRATEGY PORTFOLIO,
SERIES 2017-4Q
-----------------------------------------------------------------------

EMERGING MARKETS DIVIDEND PORTFOLIO, SERIES 2017-4Q
-----------------------------------------------------------------------

HIGH 50(R) DIVIDEND STRATEGY PORTFOLIO, SERIES 2017-4Q
-----------------------------------------------------------------------

PERONI GROWTH PORTFOLIO, WINTER 2018 SERIES
-----------------------------------------------------------------------

REIT PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT
MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
-----------------------------------------------------------------------

UTILITIES PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT
MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
-----------------------------------------------------------------------


(ADVISORS DISCIPLINED TRUST 1836)






                                   PROSPECTUS

                                DECEMBER 19, 2017









        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

----------------------------------------
 BAHL & GAYNOR SMIG (SMALL/MID CAP
 INCOME GROWTH) PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current and growing dividend income with capital appreciation as a secondary objective. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of high-quality companies that have historically paid dividends and demonstrated steady earnings and dividend growth selected by Bahl & Gaynor, Inc. (the "Portfolio Consultant"). The portfolio consists primarily of securities of companies categorized as small and mid capitalization by the Portfolio Consultant as of the trust's inception. The Portfolio Consultant defines small and mid capitalization companies to be those with market capitalizations between $200 million and $20 billion. Weightings of individual sectors are based on the Portfolio Consultant's assessment of company fundamentals, valuations and overall economic conditions. Under normal circumstances, the trust will invest at least 80% of its assets in securities of companies categorized as small or mid capitalization as of the trust's inception.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* NEITHER WE<F1>* NOR THE PORTFOLIO CONSULTANT ACTIVELY MANAGES THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Bahl & Gaynor, Inc., is a registered investment adviser. The Portfolio Consultant was founded in 1990 and is owned entirely by its investment professionals.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the trust portfolio.










                                                        Investment Summary     3

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a portfolio primarily of stocks of small-cap and mid-cap companies.

  * the potential for high current and growing dividend income with capital appreciation as a secondary objective.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable investing in small-cap and mid-cap companies.

  *  seek capital preservation or capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.2250 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B105
            Reinvest distributions                           00778B113
          Fee Based Accounts
            Cash distributions                               00778B121
            Reinvest distributions                           00778B139

          TICKER SYMBOL                                         SMGAGX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.72
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.72
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $263
          3 years             $809
          5 years           $1,381
          10 years          $2,936

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


4     Investment Summary

BAHL & GAYNOR SMIG (SMALL/MID CAP INCOME GROWTH) PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                         PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                           CONSUMER DISCRETIONARY - 15.07%

     71        CNK           Cinemark Holdings, Inc.                                 1.72%             $35.96          $2,553
     18        CBRL          Cracker Barrel Old Country Store, Inc.                  2.01              166.07           2,989
     36        HAS           Hasbro, Inc.                                            2.22               91.55           3,296
     26        LCII          LCI Industries                                          2.30              131.80           3,427
     35        SIX           Six Flags Entertainment Corporation                     1.59               67.51           2,363
     14        WHR           Whirlpool Corporation                                   1.56              165.36           2,315
     45        WSM           Williams-Sonoma, Inc.                                   1.59               52.72           2,372
     27        WYN           Wyndham Worldwide Corporation                           2.08              114.48           3,091

                           CONSUMER STAPLES - 6.98%

     44        BGS           B&G Foods, Inc.                                         1.04               35.30           1,553
     27        DPS           Dr. Pepper Snapple Group, Inc.                          1.71               94.16           2,542
    164        FLO           Flowers Foods, Inc.                                     2.18               19.79           3,246
     53        PF            Pinnacle Foods, Inc.                                    2.05               57.49           3,047

                           ENERGY - 3.92%

    195        GLOG          GasLog Limited (3)                                      2.71               20.70           4,037
     63        SEMG          SemGroup Corporation                                    1.21               28.45           1,792

                           FINANCIALS - 16.22%

     55        AJG           Arthur J. Gallagher & Company                           2.36               63.85           3,512
     36        CHFC          Chemical Financial Corporation                          1.34               55.47           1,997
     54        CBU           Community Bank System, Inc.                             2.00               54.96           2,968
     18        EVR           Evercore, Inc.                                          1.09               90.40           1,627
     70        FIBK          First Interstate BancSystem, Inc.                       1.91               40.50           2,835
     74        HMN           Horace Mann Educators Corporation                       2.20               44.10           3,263
     81        MSFG          MainSource Financial Group, Inc.                        2.12               38.90           3,151
     52        PACW          PacWest Bancorp                                         1.73               49.41           2,569
     53        STBA          S&T Bancorp, Inc.                                       1.47               41.11           2,179



(Continued)


                                                        Investment Summary     5

BAHL & GAYNOR SMIG (SMALL/MID CAP INCOME GROWTH) PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                         PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

                           HEALTH CARE - 8.25%

     90        HLS           HealthSouth Corporation                                 2.99%             $49.39          $4,445
     27        NHC           National HealthCare Corporation                         1.14               62.64           1,691
     34        PDCO          Patterson Companies, Inc.                               0.84               36.71           1,248
     18        DGX           Quest Diagnostics, Inc.                                 1.20               98.73           1,777
     36        RMD           ResMed, Inc.                                            2.08               85.70           3,085

                           INDUSTRIALS - 15.49%

     18        CHRW          C.H. Robinson Worldwide, Inc.                           1.06               87.16           1,569
     35        DOV           Dover Corporation                                       2.34               99.27           3,475
     72        FAST          Fastenal Company                                        2.60               53.71           3,867
     18        HUBB          Hubbell, Inc.                                           1.59              130.94           2,357
     44        KAR           KAR Auction Services, Inc.                              1.51               51.06           2,247
     37        MSA           MSA Safety, Inc.                                        2.01               80.68           2,985
     69        RBA           Ritchie Bros. Auctioneers, Inc. (3)                     1.34               28.96           1,998
     27        WSO           Watsco, Inc.                                            3.04              167.61           4,526

                           INFORMATION TECHNOLOGY - 16.08%

     35        BR            Broadridge Financial Solutions, Inc.                    2.14               90.92           3,182
    135        HCKT          The Hackett Group, Inc.                                 1.44               15.86           2,141
      9        HRS           Harris Corporation                                      0.86              142.67           1,284
    106        MXIM          Maxim Integrated Products, Inc.                         3.82               53.51           5,672
     90        REIS          Reis, Inc.                                              1.20               19.75           1,778
    173        SABR          Sabre Corporation                                       2.38               20.45           3,538
     36        SIMO          Silicon Motion Technology Corporation (3)               1.29               53.40           1,922
     63        XLNX          Xilinx, Inc.                                            2.95               69.54           4,381

                           MATERIALS - 8.47%

     26        CMP           Compass Minerals International, Inc.                    1.23               70.20           1,825
    139        OEC           Orion Engineered Carbons S.A. (3)                       2.20               23.55           3,274
     37        RPM           RPM International, Inc.                                 1.31               52.47           1,941
     35        SMG           The Scotts Miracle-Gro Company                          2.42              102.84           3,599
     36        SON           Sonoco Products Company                                 1.31               53.94           1,942



(Continued)


6     Investment Summary

BAHL & GAYNOR SMIG (SMALL/MID CAP INCOME GROWTH) PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                         PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

                           REAL ESTATE - 6.77%

     26        CPT           Camden Property Trust                                   1.65%             $94.07          $2,446
     54        CONE          CyrusOne, Inc.                                          2.16               59.35           3,205
     88        STAG          STAG Industrial, Inc.                                   1.67               28.19           2,481
     27        WPC           W. P. Carey, Inc.                                       1.29               70.94           1,915

                           UTILITIES - 2.75%

     46        ATO           Atmos Energy Corporation                                2.75               88.71           4,081

                                                                                  ---------                         ----------
                                                                                   100.00%                           $148,601
                                                                                  =========                         ==========




Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,601 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               Bermuda             2.71%
               Canada              1.34%
               Cayman Islands      1.29%
               Luxembourg          2.20%
               United States      92.46%



                                                        Investment Summary     7

----------------------------------------
 COHEN & STEERS PREFERRED INCOME
 OPPORTUNITIES PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide high current income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide high current income by investing in a diversified portfolio of preferred securities. Cohen & Steers Capital Management, Inc. (the "Portfolio Consultant") selected the portfolio for the trust. The Portfolio Consultant considered a variety of factors in selecting the portfolio, including industry and company trends and fundamentals, broad economic indicators, the current regulatory environment, fundamental credit quality, and portfolio diversification. The Portfolio Consultant also applied valuation screens that considered security call features, premiums and discounts, and liquidity.

  Preferred securities generally combine characteristics of stocks and bonds. Preferred securities can include preferred stock, trust preferred securities, subordinated or junior notes and debentures, and other similarly structured securities. Preferred securities held by the trust pay fixed or adjustable rate distributions to investors and are traded on securities exchanges. Preferred securities have preference over common stock in the payment of distributions and the liquidation of a company's assets but are junior to most other forms of a company's debt. Generally, the issuing company of a preferred security must pay all income payments on its preferred securities before additional earnings are made available for distribution to common stockholders. Preferred securities often have a yield advantage over common stocks as well as comparably rated traditional fixed-income investments. Preferred securities are typically issued by operating companies or by an affiliated trust or special purpose entity of an operating company. Preferred securities may be perpetual in nature or can be issued with a final maturity date. In either case, the securities are often callable at par value, typically at least five years after their original issue date. Preferred securities typically permit an issuer to suspend or defer the payment of income indefinitely or for a stated period without triggering an event of default. These securities can also be cumulative or non-cumulative, whereby the issuer does not have an obligation to make up any arrearages of dividends or interest payments to holders of the securities. Under normal circumstances, the trust will invest at least 80% of its assets in preferred securities.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE VALUE OF PREFERRED SECURITIES MAY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE INCOME PAYMENTS IN THE FUTURE. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST INVESTS SIGNIFICANTLY IN PREFERRED SECURITIES. Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments.


8     Investment Summary

   In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, having distributions deferred or skipped, having limited liquidity, changing tax treatments and possibly being in heavily regulated industries.

* CERTAIN OF THE SECURITIES HELD BY THE TRUST ARE EITHER RATED BELOW INVESTMENT GRADE (ALSO KNOWN AS "JUNK" SECURITIES) BY ONE OR MORE RATINGS AGENCIES OR ARE UNRATED. THESE SECURITIES MAY BE CONSIDERED TO BE SPECULATIVE AND MAY
   BE SUBJECT TO GREATER MARKET AND CREDIT RISKS. ACCORDINGLY, THE RISK OF DEFAULT MAY BE HIGHER THAN INVESTMENT GRADE SECURITIES. In addition, these securities may be more sensitive to interest rate changes.

* THE TRUST WILL RECEIVE EARLY RETURNS OF PRINCIPAL IF SECURITIES ARE CALLED OR SOLD BEFORE THE TRUST TERMINATION. If this happens your income will decline and you may not be able to reinvest the money you receive at as high of a yield.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE FINANCIAL SERVICES INDUSTRY, SUCH AS BANKS, INSURANCE COMPANIES AND INVESTMENT FIRMS. Negative developments in the financial services industry will affect the value of your investment more than would be the case in a more diversified investment.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of September 30, 2017, the Portfolio Consultant had $61.5 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world's largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust ("REIT") managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

   The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     9

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of preferred securities.

  *  the potential to receive monthly distributions of income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in preferred securities.

  *  seek capital appreciation without current income.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.4918 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B147
            Reinvested distributions                         00778B154
          Fee Based Accounts
            Cash distributions                               00778B162
            Reinvested distributions                         00778B170

          TICKER SYMBOL                                         PFDANX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.29%            $2.81
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.39%            $3.81
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $274
          3 years             $842
          5 years           $1,435
          10 years          $3,041

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


10     Investment Summary

COHEN & STEERS PREFERRED INCOME OPPORTUNITIES PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                          PERCENTAGE OF                                 COST OF
 NUMBER                                                                     AGGREGATE                       MARKET     SECURITIES
   OF                                                                       OFFERING        REDEMPTION     VALUE PER       TO
 SHARES       ISSUER(1)                                                      PRICE         PROVISIONS(2)    SHARE(3)   TRUST(3)(4)
----------------------------------------------------------------------------------------------------------------------------------

PREFERRED SECURITIES -- 100.00%

           FINANCIALS - 76.00%

   138       The Allstate Corporation, Series F, 6.25% (6)                    2.50%      10/15/2019 @ 25      $26.95       $3,719
   177       Arch Capital Group Limited, Series E, 5.25% (5)                  2.99        9/29/2021 @ 25       25.11        4,444
    58       Axis Capital Holdings Limited, Series E, 5.50% (5)               1.00        11/7/2021 @ 25       25.74        1,493
   245       Bank of America Corporation, Series CC, 6.20%                    4.49        1/29/2021 @ 25       27.26        6,679
   166       BB&T Corporation, 5.625%                                         3.03         6/1/2021 @ 25       27.12        4,502
   248       Capital One Financial Corporation, Series H, 6.00%               4.50        12/1/2021 @ 25       26.98        6,691
   191       The Charles Schwab Corporation, Series D, 5.95%                  3.50         6/1/2021 @ 25       27.26        5,207
   245       Citigroup Inc, Series S, 6.30%                                   4.48        2/12/2021 @ 25       27.21        6,666
   128       Fifth Third Bancorp, Series I, 6.625%                            2.50       12/31/2023 @ 25       29.07        3,721
   115       First Republic Bank, Series G, 5.50%                             2.01        3/30/2021 @ 25       25.96        2,985
    88       First Republic Bank, Series H, 5.125%                            1.51        6/30/2022 @ 25       25.46        2,241
   137       The Goldman Sachs Group, Inc., Series J, 5.50%                   2.50        5/10/2023 @ 25       27.16        3,721
   245       JPMorgan Chase & Company, Series AA, 6.10%                       4.50         9/1/2020 @ 25       27.29        6,686
   245       Morgan Stanley, Series K, 5.85%                                  4.49        4/15/2027 @ 25       27.26        6,679
   128       New York Community Bancorp, Inc., Series A, 6.375%               2.49        3/17/2027 @ 25       28.93        3,703
   109       PartnerRe Limited, Series G, 6.50% (5)                           1.99        4/29/2021 @ 25       27.19        2,964
   157       The PNC Financial Services Group, Inc., Series P, 6.125%         3.00         5/1/2022 @ 25       28.43        4,464
   130       Regions Financial Corporation, Series B, 6.375%                  2.50        9/15/2024 @ 25       28.62        3,721
   213       Reinsurance Group of America, Inc.,
                  6.20%, due 9/15/2042 (6)                                    4.00        9/15/2022 @ 25       27.96        5,955
   243       State Street Corporation, Series D, 5.90%                        4.50        3/15/2024 @ 25       27.54        6,692
   129       U.S. Bancorp, Series F, 6.50%                                    2.50        1/15/2022 @ 25       28.80        3,715
   116       Validus Holdings Limited, Series B, 5.80% (5)                    1.98        6/21/2022 @ 25       25.44        2,951
   142       Wells Fargo & Company, Series Y, 5.625%                          2.49        6/15/2022 @ 25       26.09        3,705
   110       Wells Fargo & Company, Series Q, 5.85%                           2.01        9/15/2023 @ 25       27.13        2,984
   258       W. R. Berkley Corporation, 5.75%, due 6/1/2056                   4.54         6/1/2021 @ 25       26.18        6,754

           INFORMATION TECHNOLOGY - 3.50%

   192       eBay, Inc., 6.00%, due 2/1/2056                                  3.50         3/1/2021 @ 25       27.11        5,205

           REAL ESTATE - 7.01%

   146       American Homes 4 Rent, Series G, 5.875%                          2.51        7/17/2022 @ 25       25.53        3,727
   114       DDR Corporation, Series A, 6.375%                                2.01         6/5/2022 @ 25       26.24        2,991
   143       National Storage Affiliates Trust, Series A, 6.00%               2.49       10/11/2022 @ 25       25.90        3,704



(Continued)


                                                       Investment Summary     11

COHEN & STEERS PREFERRED INCOME OPPORTUNITIES PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                          PERCENTAGE OF                                 COST OF
 NUMBER                                                                     AGGREGATE                       MARKET     SECURITIES
   OF                                                                       OFFERING        REDEMPTION     VALUE PER       TO
 SHARES       ISSUER(1)                                                      PRICE         PROVISIONS(2)    SHARE(3)   TRUST(3)(4)
----------------------------------------------------------------------------------------------------------------------------------

           UTILITIES - 13.49%

   136       DTE Energy Company, Series F, 6.00%, due 12/15/2076              2.50%      12/15/2021 @ 25      $27.32       $3,716
   205       DTE Energy Company, Series E, 5.25%, due 12/1/2077               3.50        12/1/2022 @ 25       25.38        5,203
   192       SCE Trust III, Series H, 5.75%                                   3.49        3/15/2024 @ 25       27.04        5,192
   136       The Southern Company, 6.25%, due 10/15/2075                      2.50       10/15/2020 @ 25       27.38        3,724
    86       The Southern Company, 5.25%, due 10/1/2076                       1.50        10/1/2021 @ 25       25.99        2,235

                                                                           ---------                                    ----------
                                                                            100.00%                                      $148,739
                                                                           =========                                    ==========

Notes to Portfolio

(1) Shown under this heading is the stated dividend or income distribution rate of each of the securities, expressed as an annual dollar amount or as a percentage of par or stated value. Each security was originally issued with a par or stated value per share equal to $25. Securities are represented by contracts to purchase securities.

(2) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the public offering price of the units when acquired. Distributions to unitholders will generally be reduced by the amount of the income which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(3) The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(4)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,739 and $0, respectively.

(5)  This is a security issued by a foreign company.

     Preferred securities comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

               Bermuda            7.96%
               United States     92.04%

(6) The security has a "make whole" call option and may be redeemable in whole or in part at the option of the issuer at a redemption price generally equal to the greater of (i) 100% of the aggregate principal amount of the security or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a periodic basis at a set premium to the then current applicable Treasury Rate plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.


12     Investment Summary

----------------------------------------
 THE DIVIDEND INCOME VALUE
 STRATEGY PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide total return, through dividend income and capital appreciation, by investing in a portfolio consisting of the following two components selected as of December 12, 2017:

* Dow(R) Value Ten Strategy: the 10 stocks, held in approximately equal dollar amounts as of the trust's inception, with the highest dividend yield chosen from among the 30 stocks in the Dow Jones Industrial Average(SM) ("DJIA(SM)"); and

* Value S&P Industrials Strategy: the 15 stocks, held in approximately equal dollar amounts as of the trust's inception, using the following strategy:

     o We<F1>* begin with the Standard & Poor's Industrials Index (the "S&P Industrials Index") which is comprised of the stocks representing the industrial sector of the Standard & Poor's 500 Index (the "S&P 500").

     o We eliminate securities not ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock.

     o  We eliminate any stocks also included in the DJIA(SM).

     o We rank the remaining stocks by market capitalization from highest to lowest and eliminate the lowest 25 percent.

     o  We select the 15 stocks with the highest dividend yield.

  Standard & Poor's Financial Services, LLC ("S&P") determines its stock rankings primarily on the growth ability of per-share earnings and dividends.
It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks that S&P considers to be the most speculative. These rankings are not intended to predict price movements. The two components are approximately equally weighted in the portfolio as of the trust's inception.

  Please note that the strategy was applied to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which are expected to happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     13

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected using dividend-oriented criteria.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  * are uncomfortable investing in stocks selected using dividend-oriented criteria.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.2592 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B188
            Reinvest distributions                           00778B196
          Fee Based Accounts
            Cash distributions                               00778B204
            Reinvest distributions                           00778B212

          TICKER SYMBOL                                         AAMLNX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                                  Grantor Trust

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.72
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.72
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $253
          3 years             $776
          5 years           $1,327
          10 years          $2,826

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


14     Investment Summary

THE DIVIDEND INCOME VALUE STRATEGY PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF          MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                       PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                           CONSUMER DISCRETIONARY - 6.68%

     67        OMC           Omnicom Group, Inc.                                     3.32%             $73.47          $4,923
     67        VFC           V.F. Corporation                                        3.36               74.14           4,967

                           CONSUMER STAPLES - 33.37%

     33        CLX           The Clorox Company                                      3.30              148.10           4,887
    162        KO            The Coca-Cola Company                                   5.02               45.93           7,441
     69        CVS           CVS Health Corporation                                  3.34               71.67           4,945
     53        DPS           Dr. Pepper Snapple Group, Inc.                          3.37               94.16           4,990
     85        GIS           General Mills, Inc.                                     3.32               57.80           4,913
     43        HSY           The Hershey Company                                     3.32              114.26           4,913
    133        HRL           Hormel Foods Corporation                                3.33               37.07           4,930
     42        PEP           PepsiCo, Inc.                                           3.35              118.05           4,958
     81        PG            The Procter & Gamble Company                            5.02               91.88           7,442

                           ENERGY - 9.99%

     62        CVX           Chevron Corporation                                     5.01              119.70           7,421
     89        XOM           Exxon Mobil Corporation                                 4.98               82.94           7,382

                           HEALTH CARE - 10.02%

    132        MRK           Merck & Company, Inc.                                   5.01               56.22           7,421
    200        PFE           Pfizer, Inc.                                            5.01               37.13           7,426

                           INDUSTRIALS - 14.92%

     72        EMR           Emerson Electric Company                                3.32               68.36           4,922
    416        GE            General Electric Company                                4.99               17.76           7,388
     32        HON           Honeywell International, Inc.                           3.34              154.59           4,947
     15        LMT           Lockheed Martin Corporation                             3.27              322.76           4,841




(Continued)


                                                       Investment Summary     15

THE DIVIDEND INCOME VALUE STRATEGY PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF          MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                       PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

                           INFORMATION TECHNOLOGY - 16.71%

     42        ADP           Automatic Data Processing, Inc.                         3.36%            $118.64          $4,983
    193        CSCO          Cisco Systems, Inc.                                     5.01               38.48           7,427
     48        IBM           International Business Machines Corporation             4.97              153.33           7,360
     71        PAYX          Paychex, Inc.                                           3.37               70.25           4,988

                           MATERIALS - 3.31%

     32        PX            Praxair, Inc.                                           3.31              153.33           4,907

                           TELECOMMUNICATION SERVICES - 5.00%

    139        VZ            Verizon Communications, Inc.                            5.00               53.25           7,402

                                                                                  ---------                         ----------
                                                                                   100.00%                           $148,124
                                                                                  =========                         ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,124 and $0, respectively.

(3)  This is a non-income producing security.


16     Investment Summary

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust and the actual performance of the DJIA(SM) and the S&P 500 in each of the years listed below (and as of the most recent month). These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that we have not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.

              HYPOTHETICAL BACK-TESTED COMPARISON OF TOTAL RETURNS
     ---------------------------------------------------------------------

                         THE DIVIDEND
                            INCOME
                        VALUE STRATEGY
                         HYPOTHETICAL
          YEAR           PERFORMANCE         DJIA(SM)         S&P 500
     ---------------------------------------------------------------------

     1973                  -14.33%           -16.58%          -14.69%
     1974                   -6.32+           -23.58           -26.47
     1975                   44.30             44.75            37.23
     1976                   28.64             22.82            23.93
     1977                   -7.14            -12.84            -7.16
     1978                   -0.54              2.79             6.57
     1979                   15.42              4.19            18.61
     1980                   18.32             22.17            32.50
     1981                    3.85             -3.57            -4.92
     1982                   21.60             27.11            21.55
     1983                   27.43             25.97            22.56
     1984                    6.07              1.31             6.27
     1985                   25.16             33.55            31.72
     1986                   27.48             27.10            18.67
     1987                    1.12              5.48             5.25
     1988                   28.81             16.14            16.56
     1989                   27.14             32.19            31.62
     1990                   -7.03             -0.56            -3.19
     1991                   26.08             24.19            30.33
     1992                    6.17              7.41             7.61
     1993                   10.86             16.95            10.04
     1994                    3.93              5.02             1.30
     1995                   32.30             36.92            37.50
     1996                   16.21             28.91            22.89
     1997                   23.34             24.94            33.31
     1998                    8.94             18.13            28.55
     1999                   -8.12             27.20            21.03
     2000                    5.27             -4.71            -9.10
     2001                   -2.18             -5.50           -11.88
     2002                  -13.85            -14.97           -22.09
     2003                   18.05             28.25            28.65
     2004                    2.41              5.31            10.87
     2005                   -8.26              1.72             4.90
     2006                   15.93             19.04            15.76
     2007                   -4.12              8.88             5.56
     2008                  -33.60            -31.93           -36.99
     2009                   25.33             22.68            26.45
     2010                   14.35             14.06            15.08
     2011                    9.56              8.38             2.08
     2012                    9.25             10.24            15.98
     2013                   32.55             29.63            32.36
     2014                   11.29             10.02            13.65
     2015                    1.88              0.23             1.38
     2016                   15.71             16.46            11.93
     2017 thru 11/30        12.75             25.65            20.47

     ---------------------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.


                                                       Investment Summary     17

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the Dividend Income Value Strategy stocks (the "strategy stocks") is hypothetical (does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). The hypothetical back-tested performance of the strategy stocks for 1 of the 45 periods shown are the result of extraordinary market events and are not expected to be repeated.

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical performance will not take into account subsequent changes to the indexes used as a starting point for the strategy.

  Total return shown above in the table represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return figures shown in the table above assume that all dividends are reinvested annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  A portion of the trust's strategy begins with the DJIA(SM). The DJIA(SM) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(SM) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

  The Dow Jones Industrial Average(SM) is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC ("CME"), and has been licensed for use by the trust. Dow Jones(R), Dow Jones Industrial Average(SM), DJIA(SM) and Dow Jones Indexes are service marks of Dow Jones Trademark Holdings, LLC ("Dow Jones") and have been licensed for use for certain purposes by the trust. Dow Jones, CME and their respective affiliates have no relationship to the trust, other than the licensing of the Dow Jones Industrial Average and their respective service marks for use in connection with the trust. Dow Jones, CME and their respective affiliates have no obligation to take the needs of the sponsor or the unitholders of the trust into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones, CME and their respective


18     Investment Summary
affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of units of the trust to be issued or in the determination or calculation of the equation by which the units of the trust is to be converted into cash. Dow Jones, CME and their affiliates have no obligation or liability in connection with the administration, management or marketing of the trust. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the trust but which may be similar to and competitive with the trust. In addition, CME Group Inc. and its affiliates actively trade financial products which are linked to the performance of the DJIA(SM). It is possible that this trading activity will affect the value of the DJIA and the trust.

  DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF UNITS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES AND THE TRUST.

  The publishers of the DJIA(SM) are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  "Standard & Poor's", the "Standard & Poor's Earnings and Dividend Rankings for Common Stock", "Standard & Poor's Industrials Index", "S&P 500" and "S&P" are trademarks of S&P and have been licensed for use by Advisors Asset Management, Inc. and the trust. The trust is not sponsored, endorsed, sold or promoted by S&P and S&P does not make any representation regarding the advisability of investing in the trust.

  The trust is not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly or the ability of the S&P Industrials Index (the "Index") to track general stock market performance. S&P and its third party licensor's only relationship to Advisors Asset Management, Inc. is the licensing of certain


                                                       Investment Summary     19
trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to Advisors Asset Management, Inc. or the trust. S&P and its third party licensors have no obligation to take the needs of Advisors Asset Management, Inc., the trust or the owners of units of the trust into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of units of the trust or the timing of the issuance or sale of units of the trust or or in the determination or calculation of the equation by which the trust is to be converted into cash.
S&P has no obligation or liability in connection with the administration, marketing or trading of the trust.

  NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGE OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

  The "Standard & Poor's", the "Standard & Poor's Earnings and Dividend Rankings for Common Stock", "S&P 500" and "S&P" are trademarks of the S&P and have been licensed for use by Advisors Asset Management, Inc. and the trust.

  The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The trust will pay a license fee for the use of certain service marks, trademarks and/or trade names of Dow Jones and S&P.


20     Investment Summary

----------------------------------------
 EMERGING MARKETS DIVIDEND PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through dividend income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through dividend income by investing in a portfolio primarily consisting of securities issued by companies headquartered and/or domiciled in emerging markets countries. Emerging market countries are generally defined as countries in the initial stages of their industrialization cycles with lower per capita income. In selecting securities of companies headquartered and/or domiciled in emerging markets countries for inclusion in the trust's portfolio, we<F1>* considered stocks of companies that have paid dividends during each of the two previous years. We then established target initial portfolio weightings for the trust by industry sector, market capitalization and countries of headquarter and domicile based on our projections for the growth of the world economy. We based our final portfolio selection on an analysis of factors including companies' economic sectors, market capitalizations, countries of headquarter and domicile, financial strength, past earnings and revenue growth trends, projected earnings and revenue growth, current dividend levels, historic dividend growth, dividend coverage ratio and current valuations. No more than 30% of the trust's portfolio will consist of stocks issued by companies incorporated in any one country as of the trust's inception. Under normal circumstances, the trust will invest at least 80% of its assets in securities issued by companies headquartered and/or domiciled in emerging markets countries. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST IS CONCENTRATED IN SECURITIES OF COMPANIES IN EMERGING MARKETS. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     21

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities issued by companies headquartered and/or domiciled in emerging markets countries.

  *  the potential for total return primarily through dividend income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common securities.

  * are uncomfortable investing in securities issued by companies headquartered and/or domiciled in emerging markets countries.

  *  seek capital appreciation or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.2124 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B220
            Reinvest distributions                           00778B238
          Fee Based Accounts
            Cash distributions                               00778B246
            Reinvest distributions                           00778B253

          TICKER SYMBOL                                         AAMPUX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.76
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.76
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $264
          3 years             $810
          5 years           $1,383
          10 years          $2,940

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


22     Investment Summary

EMERGING MARKETS DIVIDEND PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(3)                                      PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                        CONSUMER DISCRETIONARY - 8.00%

     72       FOVSY       Ford Otomotiv Sanayi AS                                    3.99%            $82.02           $5,905
    115       SCHYY       Sands China Limited                                        4.01              51.70            5,945

                        CONSUMER STAPLES - 12.03%

    942       ABEV        Ambev S.A.                                                 4.01               6.31            5,944
     62       FMX         Fomento Economico Mexicano S.A.B. de C.V.                  4.00              95.60            5,927
    245       WMMVY       Wal-Mart de Mexico S.A.B. de C.V.                          4.02              24.31            5,956

                        ENERGY - 11.99%

     83       SNP         China Petroleum & Chemical Corporation                     3.98              71.05            5,897
    103       LUKOY       LUKOIL PJSC                                                4.01              57.63            5,936
    271       UGP         Ultrapar Participacoes S.A.                                4.00              21.87            5,927

                        FINANCIALS - 16.00%

    184       AAGIY       AIA Group Limited                                          4.02              32.34            5,951
     60       BHKLY       BOC Hong Kong Holdings Limited                             4.03              99.55            5,973
     29       BAP         Credicorp Limited                                          3.96             202.25            5,865
     60       HDB         HDFC Bank Limited                                          3.99              98.52            5,911

                        INDUSTRIALS - 12.01%

     44       CPA         Copa Holdings S.A.                                         4.02             135.31            5,954
     44       ESLT        Elbit Systems Limited                                      3.96             133.49            5,874
    717       WEICY       Weichai Power Company Limited                              4.03               8.33            5,973

                        INFORMATION TECHNOLOGY - 15.86%

     22       AVGO        Broadcom Limited                                           3.93             264.39            5,817
     16       NTES        NetEase, Inc.                                              3.92             363.40            5,814
    151       TSM         Taiwan Semiconductor Manufacturing
                               Company Limited                                       4.01              39.40            5,949
    116       TCEHY       Tencent Holdings Limited                                   4.00              51.10            5,928



(Continued)


                                                       Investment Summary     23

EMERGING MARKETS DIVIDEND PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(3)                                      PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

                        MATERIALS - 12.07%

    265       AHCHY       Anhui Companynch Cement Company Limited                    4.02%            $22.50           $5,962
     79       PKX         POSCO                                                      4.03              75.59            5,972
    308       VEDL        Vedanta Limited                                            4.02              19.32            5,951

                        REAL ESTATE - 4.01%

    360       SUHJY       Sun Hung Kai Properties Limited                            4.01              16.50            5,940

                        TELECOMMUNICATION SERVICES - 4.02%

    123       CHA         China Telecom Corporation Limited                          4.02              48.44            5,958

                        UTILITIES - 4.01%

    583       CLPHY       CLP Holdings Limited                                       4.01              10.19            5,938

                                                                                  ---------                         ----------
                                                                                   100.00%                           $148,167
                                                                                  =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,167 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

          Bermuda            3.96%            Brazil          8.01%
          Cayman Islands    11.93%            China          16.05%
          Hong Kong         16.07%            India           8.01%
          Israel             3.96%            Mexico          8.02%
          Panama             4.02%            Russia          4.01%
          Singapore          3.93%            South Korea     4.03%
          Taiwan             4.01%            Turkey          3.99%

(4)  This is a non-income producing security.



24     Investment Summary

----------------------------------------
 HIGH 50(R) DIVIDEND STRATEGY PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a portfolio of stocks selected using a specialized dividend-oriented strategy that seeks above average total return. We<F1>* selected the portfolio using the following strategy:

* We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite Index and NYSE MKT Composite Index.

*  Stocks are eliminated if at the time of selection:

     *  the company's stock market capitalization is $1 billion or less,

     *  the company's headquarters is located outside the United States,

     * the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.

* Of the remaining stocks we select the five securities with the highest dividend yields as of December 12, 2017 from the remaining securities of companies in each of the nine Global Industry Classification Standard (GICS(R)) sectors other than the Financials and Real Estate sectors and the five securities with the highest dividend yields as of December 12, 2017 from the remaining securities of companies in the Financials and Real Estate GICS(R) sectors combined (for a total of 50 securities). Effectively, after September 1, 2016 the strategy seeks to treat the new Real Estate GICS(R) sector as if it was still positioned under the Financials GICS(R) sector (as it was prior to September 1, 2016). The trust invests in these 50 stocks in approximately equal weightings.

  The eleven industry sectors used in the strategy are the GICS(R) sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

*  AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR
   MAY


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     25

   REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S INVESTMENT STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.












26     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected based on historical dividend yields.

  * to pursue a long-term, dividend-oriented investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable with the trust's strategy.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.5151 per unit

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B261
            Reinvest distributions                           00778B279
          Fee Based Accounts
            Cash distributions                               00778B287
            Reinvest distributions                           00778B295

          TICKER SYMBOL                                         HIFAKX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.29%            $2.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.12%            $1.17
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.22%            $2.17
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $238
          3 years             $733
          5 years           $1,254
          10 years          $2,679

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     27

HIGH 50(R) DIVIDEND STRATEGY PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                 PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                         AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                        PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                           CONSUMER DISCRETIONARY - 9.99%

    126        BKE           The Buckle, Inc.                                        1.99%             $23.45          $2,955
    159        GME           GameStop Corporation                                    2.00               18.66           2,967
    252        GCI           Gannett Company, Inc.                                   2.00               11.75           2,961
    172        GES           Guess?, Inc.                                            2.00               17.26           2,969
    115        M             Macy's, Inc.                                            2.00               25.85           2,973

                           CONSUMER STAPLES - 9.99%

     41        MO            Altria Group, Inc.                                      2.01               72.65           2,979
     84        BGS           B&G Foods, Inc.                                         2.00               35.30           2,965
     27        PM            Philip Morris International, Inc.                       1.97              107.97           2,915
     55        UVV           Universal Corporation                                   2.00               53.90           2,965
    132        VGR           Vector Group Limited                                    2.01               22.55           2,977

                           ENERGY - 10.01%

     84        CVI           CVR Energy, Inc.                                        2.01               35.54           2,985
     51        HP            Helmerich & Payne, Inc.                                 1.99               57.99           2,958
     42        OXY           Occidental Petroleum Corporation                        2.01               70.97           2,981
     57        OKE           ONEOK, Inc.                                             2.01               52.35           2,984
    104        SEMG          SemGroup Corporation                                    1.99               28.45           2,959

                           FINANCIALS - 6.02%

    355        CYS           CYS Investments, Inc.                                   2.00                8.36           2,968
    183        PMT           PennyMac Mortgage Investment Trust                      2.01               16.27           2,977
    179        TWO           Two Harbors Investment Corporation                      2.01               16.63           2,977

                           HEALTH CARE - 9.99%

     47        CAH           Cardinal Health, Inc.                                   1.98               62.39           2,932
     53        MRK           Merck & Company, Inc.                                   2.01               56.22           2,980
    158        OMI           Owens & Minor, Inc.                                     2.00               18.75           2,963
     81        PDCO          Patterson Companies, Inc.                               2.00               36.71           2,974
     80        PFE           Pfizer, Inc.                                            2.00               37.13           2,970

                           INDUSTRIALS - 9.97%

    177        CVA           Covanta Holding Corporation                             1.96               16.45           2,912
    167        GE            General Electric Company                                2.00               17.76           2,966
     46        MIC           Macquarie Infrastructure Corporation                    1.99               64.19           2,953
    263        PBI           Pitney Bowes, Inc.                                      2.01               11.32           2,977
    128        QUAD          Quad/Graphics, Inc.                                     2.01               23.25           2,976



(continued)


28     Investment Summary

HIGH 50(R) DIVIDEND STRATEGY PORTFOLIO, SERIES 2017-4Q
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                                 PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                         AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                        PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------------

                           INFORMATION TECHNOLOGY - 10.02%

     88        CA            CA, Inc.                                                2.00%             $33.74          $2,969
     19        IBM           International Business Machines Corporation             1.96              153.33           2,913
    152        WU            The Western Union Company                               2.01               19.56           2,973
     98        XRX           Xerox Corporation                                       2.00               30.30           2,969
    115        XPER          Xperi Corporation                                       2.05               26.45           3,042

                           MATERIALS - 10.01%

     42        CMP           Compass Minerals International, Inc.                    1.99               70.20           2,948
     60        UFS           Domtar Corporation                                      1.99               49.12           2,947
     45        GEF/B         Greif, Inc.                                             2.01               66.20           2,979
     52        IP            International Paper Company                             2.01               57.41           2,985
     68        SWM           Schweitzer-Mauduit International, Inc.                  2.01               43.72           2,973

                           REAL ESTATE - 3.99%

    169        UNIT          Uniti Group, Inc.                                       1.99               17.45           2,949
    418        WPG           Washington Prime Group, Inc.                            2.00                7.10           2,968

                           TELECOMMUNICATION SERVICES - 10.01%

     77        T             AT&T, Inc.                                              2.00               38.46           2,961
    167        CTL           CenturyLink, Inc.                                       2.00               17.75           2,964
     63        CCOI          Cogent Communications Holdings, Inc.                    1.99               46.75           2,945
    114        TDS           Telephone & Data Systems, Inc.                          2.01               26.09           2,974
     56        VZ            Verizon Communications, Inc.                            2.01               53.25           2,982

                           UTILITIES - 10.00%

    271        AES           AES Corporation                                         2.00               10.95           2,967
     94        FE            FirstEnergy Corporation                                 2.00               31.51           2,962
    138        PEGI          Pattern Energy Group, Inc.                              2.00               21.50           2,967
     87        PPL           PPL Corporation                                         1.99               33.97           2,955
     59        SO            The Southern Company                                    2.01               50.55           2,982

                                                                                  ---------                         ----------
                                                                                   100.00%                           $148,292
                                                                                  =========                         ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,235 and $57, respectively.

(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.




                                                       Investment Summary     29

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust and the actual performance of the S&P 500 Index in each of the years listed below (and as of the most recent month).
These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that are not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative index in certain years and we cannot guarantee that the trust will outperform its related index over the life of the trust or over consecutive rollover periods, if available.


              HYPOTHETICAL BACK-TESTED COMPARISON OF TOTAL RETURNS
          -----------------------------------------------------------

                                   HIGH 50(R)
                               DIVIDEND STRATEGY
                                  HYPOTHETICAL            S&P 500
             YEAR                 PERFORMANCE              INDEX
          -----------------------------------------------------------

          1996                       16.11%                22.89%
          1997                       20.17                 33.31
          1998                        8.70                 28.55
          1999                        2.48                 21.03
          2000                       16.96+                -9.10
          2001                       13.41+               -11.88
          2002                      -14.49                -22.09
          2003                       33.07                 28.65
          2004                       15.06                 10.87
          2005                        3.77                  4.90
          2006                       21.97                 15.76
          2007                        4.43                  5.56
          2008                      -42.12                -36.99
          2009                       41.16                 26.45
          2010                       18.45                 15.08
          2011                        5.92                  2.08
          2012                        7.45                 15.98
          2013                       24.07                 32.36
          2014                        9.36                 13.65
          2015                      -13.46                  1.38
          2016                       21.80                 11.93
          2017 thru 11/30             5.84                 20.47

          -----------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.

  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the High 50(R) Dividend Strategy stocks (the "strategy stocks") is hypothetical (does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected


30     Investment Summary
by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. The hypothetical back-tested performance of the strategy stocks for 2 of the 22 periods shown are the result of extraordinary market events and are not expected to be repeated.

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical back-tested performance will not take into account subsequent changes to the indexes used as a starting point for the strategy. For the High 50(R) Dividend Strategy, the 50 stocks are weighted approximately equally as of the beginning of each period. Application of the High 50(R) Dividend Strategy will result in the selection of 50 different stocks (i.e. the same stock will not be selected multiple times in a given running of the strategy).

  Prior to the market close on August 31, 2016, there were ten GICS(R) sectors and after the market close on August 31, 2016, a new Real Estate GICS(R) sector was added, elevating its position from under the Financials GICS(R) sector, bringing the total number of GICS(R) sectors to eleven. Prior to August 31, 2016, the High 50(R) Dividend Strategy selected five securities from (after the application of certain screens) each of the then existing ten GICS(R) sectors. After August 31, 2016, the High 50(R) Dividend Strategy selects five securities from each of the nine GICS(R) sectors other than the Financials and Real Estate sectors and five additional securities from the Financials and Real Estate GICS(R) sectors combined (for a total of 50 securities) after the application of certain screens. The hypothetical back-tested performance for 2016 and earlier is based on the High 50(R) Dividend Strategy with ten GICS(R) sectors.

  Total return figures shown above in the table assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors.

  Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  The trust's strategy begins with the NYSE Composite Index, the Nasdaq Composite Index and the NYSE MKT Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including American Depositary Receipts (ADRs), Real Estate Investment Trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite Index measures all


                                                       Investment Summary     31
domestic and international based common type stocks traded on The Nasdaq Stock Market. To be eligible for inclusion in this index the security's U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares, REITs, shares of beneficial interest or tracking stocks. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE MKT Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE MKT-listed companies, REITs, master limited partnerships and closed-end investment companies. The Standard & Poor's 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the S&P 500 focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market. The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

















32     Investment Summary

----------------------------------------
 PERONI GROWTH PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust consists of 25 stocks selected by Eugene E. Peroni, Jr. of Peroni Portfolio Advisors, Inc. (the "Portfolio Consultant") through application of his proprietary method of technical analysis, the Peroni Method(R).

  The Peroni Method(R) is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock's price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method(R) is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the market place are also incorporated to identify leading stocks and sectors.

  Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method(R) may be an investment alternative to fundamental analysis.

  Mr. Peroni uses the Peroni Method(R) to select stocks that he believes are best able to provide capital appreciation. He believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.
  Eugene E. Peroni Jr. has regularly published his insights in reports offering stock market forecasts and specific stock recommendations for both short and longer-term investments. Mr. Peroni regularly appears on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

  Mr. Peroni began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method(R) more than 50 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method(R) uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

  Mr. Peroni has a library of approximately 1,000 hand-charted stocks that is the result of extensive technical research and is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are noted and stocks are ranked and screened on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using money flow and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.

  The Peroni Method(R) examines numerous technical, psychological and fundamental data. The data may include:

  *  a stock's historical price architecture

  *  net money flow trends in individual stocks


                                                       Investment Summary     33

  * the relative behavior of a stock's price performance compared to other stocks in the same sector

  *  sentiment readings such as the volatility index

  *  fiscal and monetary factors

  *  geopolitical events and their impact on specific sectors

  Mr. Peroni selects stocks he believes are best suited to the trust's investment objective of capital appreciation over a defined time period.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE PERONI METHOD(R) MAY NOT IDENTIFY STOCKS THAT WILL SATISFY THE TRUST'S INVESTMENT OBJECTIVE.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY INDUSTRIALS COMPANIES. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is a newly registered investment adviser registered in Pennsylvania.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


34     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected based on technical analysis (rather than fundamental analysis).

  * to pursue a long-term, growth-oriented investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks selected based on technical analysis (rather than fundamental analysis).

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                             December 19, 2017
          TERMINATION DATE                              March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                              $0.0749 per unit

          DISTRIBUTION DATES               25th day of June & December
          RECORD DATES                     10th day of June & December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778B303
            Reinvest distributions                           00778B311
          Fee Based Accounts
            Cash distributions                               00778B329
            Reinvest distributions                           00778B337

          TICKER SYMBOL                                         AAMGYX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

*  As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.23%            $2.26
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.33%            $3.26
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $269
          3 years             $825
          5 years           $1,406
          10 years          $2,980

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     35

PERONI GROWTH PORTFOLIO, WINTER 2018 SERIES
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                       PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                           CONSUMER DISCRETIONARY - 15.90%

     32        HD            The Home Depot, Inc.                                    3.97%            $184.73          $5,911
     44        MAR           Marriott International, Inc.                            3.94              133.34           5,867
    103        WGO           Winnebago Industries, Inc.                              4.00               57.95           5,969
     36        WYNN          Wynn Resorts Limited                                    3.99              165.13           5,945

                           CONSUMER STAPLES - 4.00%

     31        COST          Costco Wholesale Corporation                            4.00              192.31           5,962

                           ENERGY - 3.96%

     59        PSX           Phillips 66                                             3.96               99.98           5,899

                           FINANCIALS - 4.01%

     23        GS            The Goldman Sachs Group, Inc.                           4.01              260.02           5,980

                           HEALTH CARE - 7.93%

    220        AXGN          AxoGen, Inc. (4)                                        3.98               27.00           5,940
    127        CUTR          Cutera, Inc. (4)                                        3.95               46.35           5,886

                           INDUSTRIALS - 27.81%

     20        BA            The Boeing Company                                      3.97              296.14           5,923
     40        CAT           Caterpillar, Inc.                                       4.02              149.77           5,991
     19        NOC           Northrop Grumman Corporation                            3.93              308.40           5,860
     67        OC            Owens Corning                                           3.98               88.67           5,941
     30        PH            Parker-Hannifin Corporation                             3.99              198.13           5,944
     32        TDY           Teledyne Technologies, Inc. (4)                         3.93              183.09           5,859
    160        TRN           Trinity Industries, Inc.                                3.99               37.19           5,950




(Continued)


36     Investment Summary

PERONI GROWTH PORTFOLIO, WINTER 2018 SERIES
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF DECEMBER 19, 2017


                                                                                PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                        AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL               ISSUER(1)                                       PRICE             SHARE(1)      TO TRUST(2)
-------------------------------------------------------------------------------------------------------------------------------

                           INFORMATION TECHNOLOGY - 24.39%

     39        ACN           Accenture PLC (3)                                       3.97%            $151.72          $5,917
      6        GOOG          Alphabet, Inc. (4)                                      4.34            1,077.14           6,463
     34        AAPL          Apple, Inc.                                             4.02              176.42           5,998
     55        EPAM          EPAM Systems, Inc. (4)                                  4.01              108.70           5,978
     81        GRUB          GrubHub, Inc. (4)                                       4.00               73.66           5,966
     37        ROG           Rogers Corporation (4)                                  4.05              163.01           6,031

                           MATERIALS - 12.00%

    145        CF            CF Industries Holdings, Inc.                            3.98               40.93           5,935
    103        MEOH          Methanex Corporation (3)                                4.00               57.85           5,959
     58        WLK           Westlake Chemical Corporation                           4.02              103.32           5,993

                                                                                  ---------                         ----------
                                                                                   100.00%                           $149,067
                                                                                  =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $149,067 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

               Canada             4.00%
               Ireland            3.97%
               United States     92.03%

(4)  This is a non-income producing security.



                                                       Investment Summary     37

----------------------------------------
 REIT PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of stocks of quality, U.S. publicly traded real estate investment trusts ("REITs"). A REIT is a company that buys, develops, and/or manages income producing real estate such as apartments, shopping centers, offices, and warehouses. In short, a REIT is an entity that pools the capital of many investors to purchase one or more forms of real estate. The portfolio was selected by Hartford Investment Management Company ("HIMCO").

  HIMCO sought to select high quality stocks with above average dividend yields by considering a broad universe of REITs within the Russell 3000 Index for inclusion in the trust's portfolio. HIMCO used a structured quantitative approach combined with fundamental oversight. HIMCO's quantitative approach sought to identify companies within the REIT sector possessing attractive fundamentals, such as attractive valuations based on cash flow and sales, stability of sales, and profitability. HIMCO reviewed final selections for the trust's portfolio to assess the impact of recent events (including management issues, legal proceedings, and future mergers or acquisition) on each stock's prospects.

  Under normal circumstances, the trust will invest at least 80% of its assets in common stock of real estate investment trusts.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE TRUST INVESTS IN SHARES OF REITS. A REIT IS A COMPANY DEDICATED TO OWNING AND, IN SOME CASES, OPERATING INCOME-PRODUCING REAL ESTATE. SOME REITS ENGAGE IN FINANCING REAL ESTATE. Negative developments in the real estate industry will affect the value of your investment greater than in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST INVESTS IN SECURITIES SELECTED BY HIMCO. In the event that HIMCO incorrectly assesses an issuer's prospectus for growth or if HIMCO's judgment about how other investors will value an issuer's growth is wrong,


38     Investment Summary
   then the price of an issuer's stock may decrease or not increase to the level anticipated.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

  Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.








--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     39

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own securities representing interests in real estate investment trusts that invest in various types of real estate properties.

  *  the potential to receive income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in real estate investment trusts.

  *  seek aggressive growth without current income.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                              December 19, 2017
          TERMINATION DATE                               March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                               $0.4080 per unit

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778B345
            Reinvest distributions                            00778B352
          Fee Based Accounts
            Cash distributions                                00778B360
            Reinvest distributions                            00778B378

          TICKER SYMBOL                                          RETPNX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

* As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.24%            $2.34
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.34%            $3.34
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $270
          3 years             $827
          5 years           $1,410
          10 years          $2,989

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


40     Investment Summary

REIT PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT MANAGEMENT COMPANY
("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                          FINANCIALS - 5.54%

    256       ARI           Apollo Commercial Real Estate Finance, Inc.         3.23%            $18.79           $4,810
    186       CHMI          Cherry Hill Mortgage Investment Corporation         2.31              18.47            3,435

                          REAL ESTATE - 94.46%

     70       ADC           Agree Realty Corporation                            2.48              52.69            3,688
    148       BRX           Brixmor Property Group, Inc.                        1.84              18.51            2,739
     37       CPT           Camden Property Trust                               2.34              94.07            3,481
    464       CBL           CBL & Associates Properties, Inc.                   1.83               5.87            2,724
    115       CXP           Columbia Property Trust, Inc.                       1.79              23.16            2,663
     36       COR           CoreSite Realty Corporation                         2.82             116.80            4,205
    101       CUBE          CubeSmart                                           2.01              29.65            2,995
    152       DRE           Duke Realty Corporation                             2.84              27.85            4,233
     97       ESRT          Empire State Realty Trust, Inc.                     1.35              20.80            2,018
     71       ELS           Equity LifeStyle Properties, Inc.                   4.37              91.71            6,511
     50       EQR           Equity Residential                                  2.20              65.60            3,280
     11       ESS           Essex Property Trust, Inc.                          1.85             249.87            2,749
     22       EXR           Extra Space Storage, Inc.                           1.29              87.58            1,927
     38       FRT           Federal Realty Investment Trust                     3.42             133.88            5,087
    139       FR            First Industrial Realty Trust, Inc.                 3.02              32.33            4,494
    211       FCPT          Four Corners Property Trust, Inc.                   3.78              26.64            5,621
     64       HR            Healthcare Realty Trust, Inc.                       1.46              33.87            2,168
     50       HIW           Highwoods Properties, Inc.                          1.76              52.25            2,613
    150       HST           Host Hotels & Resorts, Inc.                         2.07              20.58            3,087
    271       HIFR          InfraREIT, Inc.                                     3.56              19.54            5,295
     65       LAMR          Lamar Advertising Company                           3.35              76.84            4,995
    308       MPW           Medical Properties Trust, Inc.                      2.93              14.16            4,361
     40       MAA           Mid-America Apartment Communities, Inc.             2.77             102.95            4,118
     47       NHI           National Health Investors, Inc.                     2.55              80.81            3,798



(Continued)


                                                       Investment Summary     41

REIT PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT MANAGEMENT COMPANY
("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------


                          REAL ESTATE (CONTINUED)

    101       NSA           National Storage Affiliates Trust                   1.85%            $27.28           $2,755
     80       OUT           Outfront Media, Inc.                                1.25              23.30            1,864
     21       PSA           Public Storage                                      2.99             212.09            4,454
     49       QTS           QTS Realty Trust, Inc.                              1.83              55.66            2,727
     22       SBAC          SBA Communications Corporation (3)                  2.39             161.79            3,559
    114       SIR           Select Income REIT                                  1.98              25.85            2,947
    209       SHO           Sunstone Hotel Investors, Inc.                      2.45              17.44            3,645
    214       SKT           Tanger Factory Outlet Centers, Inc.                 3.77              26.20            5,607
    350       TIER          Tier REIT, Inc.                                     4.82              20.52            7,182
    197       UNIT          Uniti Group, Inc.                                   2.31              17.45            3,438
     58       UHT           Universal Health Realty Income Trust                2.99              76.78            4,453
    510       VER           VEREIT, Inc.                                        2.74               8.01            4,085
     34       VNO           Vornado Realty Trust                                1.81              79.44            2,701
     71       WRI           Weingarten Realty Investors                         1.60              33.60            2,386

                                                                             ---------                         ----------
                                                                              100.00%                           $148,898
                                                                             =========                         ==========





Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,898 and $0, respectively.

(3)  This is a non-income producing security.



42     Investment Summary

----------------------------------------
 UTILITIES PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return through dividend income and capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of quality and highly liquid stocks of domestic utility companies. A utilities company is defined as being a company involved in aspects of providing access to gas, water and electricity. The portfolio was selected by Hartford Investment Management Company ("HIMCO").

  HIMCO sought to select high quality stocks with above average dividend yields by considering a broad universe of utilities companies within the Russell 3000 Index for inclusion in the trust's portfolio. HIMCO used a structured quantitative approach combined with fundamental oversight. HIMCO's quantitative approach sought to identify companies within the utilities sector possessing attractive fundamentals, such as attractive valuations based on normalized earnings and sales, quality earnings, and a long term trend in profitability. HIMCO reviewed final selections for the trust's portfolio to assess the impact of recent events (including management issues, legal proceedings, and future mergers or acquisition) on each stock's prospects.

  Under normal circumstances, the trust will invest at least 80% of its assets in securities of utilities companies.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES OF UTILITIES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST INVESTS IN SECURITIES SELECTED BY HIMCO. In the event that HIMCO incorrectly assesses an issuer's prospects for growth or if HIMCO's judgment about how other investors will value an issuer's growth


                                                       Investment Summary     43
   is wrong, then the price of an issuer's stock may decrease or not increase to the level anticipated.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The portfolio consultant, Hartford Investment Management Company, is a registered investment adviser.

  HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

  Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.








--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


44     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a portfolio of stocks of utilities companies.

  * the potential for total return through dividend income and capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable investing in stocks of utilities companies.

  *  seek capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                              December 19, 2017
          TERMINATION DATE                               March 20, 2019

          ESTIMATED NET ANNUAL
          DISTRIBUTIONS*                               $0.3243 per unit

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778B386
            Reinvest distributions                            00778B394
          Fee Based Accounts
            Cash distributions                                00778B402
            Reinvest distributions                            00778B410

          TICKER SYMBOL                                          UTILNX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

* As of December 18, 2017 and may vary thereafter.

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.23%            $2.24
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.33%            $3.24
                                   =======         =======

\
  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning April 20, 2018. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $269
          3 years             $824
          5 years           $1,405
          10 years          $2,978

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     45

UTILITIES PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT MANAGEMENT
COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         UTILITIES - 100.00%

    176       AES          AES Corporation                                      1.29%            $10.95           $1,927
     62       AEE          Ameren Corporation                                   2.52              60.41            3,745
     16       AWK          American Water Works Company, Inc.                   0.97              90.49            1,448
     17       ATO          Atmos Energy Corporation                             1.01              88.71            1,508
    143       AGR          Avangrid, Inc.                                       4.98              51.84            7,413
     81       BKH          Black Hills Corporation                              3.25              59.76            4,841
     61       CMS          CMS Energy Corporation                               1.99              48.65            2,968
     34       ED           Consolidated Edison, Inc.                            1.99              87.32            2,969
     36       D            Dominion Energy, Inc.                                2.00              82.75            2,979
     67       DTE          DTE Energy Company                                   5.01             111.16            7,448
     73       DUK          Duke Energy Corporation                              4.25              86.54            6,317
    105       EIX          Edison International                                 5.01              70.95            7,450
     87       ES           Eversource Energy                                    3.74              63.91            5,560
  1,407       GNE          Genie Energy Limited                                 4.51               4.77            6,711
    364       GWRS         Global Water Resources, Inc.                         2.31               9.46            3,443
     63       IDA          IDACORP, Inc.                                        4.00              94.57            5,958
     36       NEE          NextEra Energy, Inc.                                 3.78             156.35            5,629
     61       NWE          NorthWestern Corporation                             2.50              60.89            3,714
     47       OGS          ONE Gas, Inc.                                        2.39              75.75            3,560
    166       PEGI         Pattern Energy Group, Inc.                           2.40              21.50            3,569
    134       PCG          PG&E Corporation                                     4.73              52.50            7,035
    145       PNM          PNM Resources, Inc.                                  4.23              43.35            6,286
     63       POR          Portland General Electric Company                    2.01              47.37            2,984
    186       PPL          PPL Corporation                                      4.25              33.97            6,318
    173       SCG          SCANA Corporation                                    5.00              42.98            7,436





(Continued)



46     Investment Summary

UTILITIES PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT MANAGEMENT
COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1836)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, DECEMBER 19, 2017


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         UTILITIES (CONTINUED)

    110       SO           The Southern Company                                 3.74%            $50.55           $5,561
     24       SWX          Southwest Gas Holdings, Inc.                         1.29              79.67            1,912
    616       SPKE         Spark Energy, Inc.                                   5.05              12.20            7,515
     10       SR           Spire, Inc.                                          0.51              76.55              766
     16       UGI          UGI Corporation                                      0.51              47.22              756
     33       VVC          Vectren Corporation                                  1.49              67.16            2,216
     88       WEC          WEC Energy Group, Inc.                               3.99              67.47            5,937
     98       XEL          Xcel Energy, Inc.                                    3.30              50.09            4,909

                                                                             ---------                         ----------
                                                                              100.00%                           $148,788
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,788 and $0, respectively.

(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.





                                                       Investment Summary     47

----------------------------------------
 UNDERSTANDING YOUR INVESTMENT
----------------------------------------


                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant's security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.


48     Understanding Your Investment

The value of your units will decline when your trust pays these costs.

  SALES FEE. The maximum sales fee is shown under "Fees and Expenses" for your trust and is 1.85% of the public offering price per unit at the time of purchase.

  You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee". The transactional sales fee has both an initial and a deferred component. The transactional sales fee equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales fee is based on the unit price on your trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Fees and Expenses" for your trust.

  You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.135 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 1.85% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Essential Information" for your trust, but such amounts may vary depending on your selling firm.


                                            Understanding Your Investment     49

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that


50     Understanding Your Investment
allow such persons to participate in this employee discount program are eligible for the discount.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the


                                            Understanding Your Investment     51
date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same


52     Understanding Your Investment
investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Understanding Your Investment-- Taxes".

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a "grantor trust" for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change.

  When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust's accounts. In an effort to make relatively regular income distributions, if your trust is a "regulated investment company" for tax purposes and makes monthly distributions, your trust's monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of trust operating expenses. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

  ESTIMATED ANNUAL DISTRIBUTIONS. The estimated net annual distributions for your trust are shown under "Essential Information" section of this prospectus related to your trust. We generally base the estimate of the income your trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) and/or on scheduled


                                            Understanding Your Investment     53
income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual dividends and other income distributions received by your trust will most likely differ from the most recent annualized dividends or scheduled income payments. The actual net annual distributions you will receive will vary with changes in your trust's fees and expenses, in dividends and other income distributions received and with the sale of securities.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

  INCOME PAYMENT RISK. Income payment risk is the risk that an issuer of a security is unwilling or unable to meet its obligation to pay income and/or principal on the security.

  CALL RISK. Call risk is the risk that the issuer redeems or "calls" a security. An issuer might call a security if interest rates fall and the security pays a higher interest or dividend rate or if it no


54     Understanding Your Investment
longer needs the money for the original purpose. If an issuer calls a security, the trust will distribute the proceeds to you but your future income distributions will fall. You might not be able to reinvest these proceeds at as high a yield. A security's call price could be less than the price the trust paid for the security and could be below the security's original par or face value. You could also receive less than the amount you paid for your units. If enough securities in the trust are called, the trust could terminate early.
Some or all of the securities may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the securities were used, and various other events. The call provisions, if any, are described in general terms in the "Portfolio" under "Redemption Provisions" for your trust.

  STRATEGY CORRELATION RISK. Strategy correlation risk is the risk that your trust's performance will not sufficiently correspond with the hypothetical back-tested performance of your trust's investment strategy, if any. This risk applies to your trust if the "Investment Summary" section for your trust in this prospectus includes "Hypothetical Back-tested Performance Information." This can happen for reasons such as:

  * the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

  * strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

  *  your trust may not be fully invested at all times, and

  *  trust fees and expenses.

  Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

  SMALL AND MID-SIZE COMPANIES. Your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

  SECTOR CONCENTRATION RISK. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the portfolio concentrates in securities issued by companies within that sector. A portfolio "concentrates" in a sector when securities in a particular sector make up 25% or more of the portfolio. Refer to the "Principal Risks" in the "Investment Summary" section for your trust in this prospectus for sector concentrations.

  Your trust may invest significantly in securities of CONSUMER PRODUCTS AND SERVICES companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products


                                            Understanding Your Investment     55
and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

  Your trust may invest significantly in securities issued by companies in the FINANCIALS SECTOR. Any negative impact on this sector will have a greater impact on the value of units than on a portfolio diversified over several sectors. You should understand the risks of this sector before you invest. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage real estate investment trusts ("REITs"). Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

  Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

  Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. Risk associated with real estate investments


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include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  The financial services sector was adversely affected by global developments over the last several years stemming from the financial crisis including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. These events led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that was marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions were necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies resulted in extreme volatility in securities prices and uncertain market conditions.

  In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that these difficulties will have on the economy, generally or financial services companies. These difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

  Your trust may invest significantly in securities of INDUSTRIALS COMPANIES. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. Capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of


                                            Understanding Your Investment     57
their financial results, and other companies in the industry may face similar scrutiny.

  Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

  Your trust may invest significantly in securities of UTILITIES COMPANIES. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or man-made disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

  REAL ESTATE INVESTMENT TRUSTS. Your trust may invest in securities issued by real estate investment trusts ("REITs"). Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have


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an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

  FOREIGN ISSUER RISK. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions. There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Securities of certain foreign issuers may be denominated or quoted in currencies other than the U.S. dollar. Foreign issuers also make payments and conduct business in foreign currencies. Many foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Changes in foreign currency exchange rates may affect the value of foreign securities and income payments. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. The U.S. dollar value of income payments on foreign securities will fluctuate similarly with changes in foreign currency values.

  Certain foreign securities may be held in the form of American Depositary Receipts ("ADRs"), Global Depositary Receipts ("GDRs"), or other similar receipts. Depositary receipts represent receipts for foreign securities deposited with a custodian (which may include the trustee of your trust). Depository receipts may not be denominated in the same currency as the securities into which they may be converted. ADRs typically trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. GDRs are similar to ADRs, but GDRs typically trade outside of the U.S. and outside of the country of the issuer in the currency of the country where the GDR trades. Depositary receipts generally involve most of the same types of risks as foreign securities held directly but typically also involve additional expenses associated with the cost of the custodian's services. Some depositary receipts may experience less liquidity than the underlying securities traded in their home market.


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
Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers which can impact the relationship between certain information impacting a security and the market value of the depositary receipts.

  EMERGING MARKETS. Your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies.
All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

  HIGH YIELD OR "JUNK" SECURITIES. Your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high-yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  PREFERRED SECURITIES. Your trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company's assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and


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investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or "face") value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

  While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip ("non-cumulative" preferred securities) or defer ("cumulative" preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

  Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer's after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

  Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company's debt, has priority with respect to the operating company's earnings and profits over the operating company's


                                            Understanding Your Investment     61
common shareholders, but is typically subordinated to other classes of the operating company's debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company's senior debt securities due to its subordinated nature.

  Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company's capital structure but are subordinated to other bonds and debt instruments in a company's capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

  INVESTMENT PROCESS RISK. Your trust may invest in securities selected by the portfolio consultant for your trust, if any. In the event that a portfolio consultant incorrectly assesses an issuer's prospects for growth or if a portfolio consultant's judgment about how other investors will value an issuer's growth is wrong, then the price of an issuer's stock may decrease or not increase to the level anticipated.

  LEGISLATION OR LITIGATION RISK. Legislation or litigation risk is the risk that various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the companies represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  NO FDIC GUARANTEE. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we


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deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  * to take actions in response to certain corporate actions and other events impacting portfolio securities,

  *  in limited circumstances to protect the trust,

  * to make required distributions or avoid imposition of taxes on the trust, or

  *  as permitted by the trust agreement.

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

  If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a "regulated investment company" for tax purposes (see "Essential Information--Tax Structure" in the "Investment Summary" section for your trust in this prospectus). If your trust is a "regulated investment company" for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

  If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a "regulated investment company" for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct


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result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a "regulated investment company" for tax purposes. Your trust will not participate in rights offerings of closed-end funds, if any.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  You will receive your final distribution within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial


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professionals.  Our headquarters are located at 18925 Base Camp Road, Monument,
Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trusts offered in this


                                            Understanding Your Investment     65
prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.

  The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          IN PRECEDING 12 MONTHS                    CONCESSION
     ---------------------------------------------------------

     $25,000,000 but less than $100,000,000           0.035%
     $100,000,000 but less than $150,000,000          0.050
     $150,000,000 but less than $250,000,000          0.075
     $250,000,000 but less than $1,000,000,000        0.100
     $1,000,000,000 but less than $5,000,000,000      0.125
     $5,000,000,000 but less than $7,500,000,000      0.150
     $7,500,000,000 or more                           0.175

  We will pay these amounts out of our own assets within a reasonable time following each calendar month.

  The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust's prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and


66     Understanding Your Investment
financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.

                      TAXES--REGULATED INVESTMENT COMPANIES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust intends to qualify as a "regulated investment company" under federal tax laws. The tax structure of your trust is set forth under "Essential Information-Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will


                                            Understanding Your Investment     67
not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories, ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital


68     Understanding Your Investment
gain dividends may be attributable to the trust's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  DEDUCTIBILITY OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual's adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.


                                            Understanding Your Investment     69

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  INVESTMENTS IN CERTAIN FOREIGN CORPORATIONS. If your trust holds an equity interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and
(ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.


70     Understanding Your Investment

                              TAXES--GRANTOR TRUSTS

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust is structured as a grantor trust under the federal tax laws. The tax structure of your trust is set forth under "Essential Information-Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

  ASSETS OF THE TRUST. Your trust is expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes, (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes, and (iii) shares (the "RIC Shares") in funds qualifying as regulated investment companies ("RICs") that are treated as interests in regulated investment companies for federal income tax purposes.

  It is possible that your trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

  TRUST STATUS. The trust is considered a grantor trust under federal income tax laws. In grantor trusts, investors are deemed for federal income tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the unit owner level. Income passes through to unit owners as realized by the trust.

  Income is reported gross of expenses. Expenses are separately reported based on a percentage of distributions. Generally, the cash received by unit owners is the net of income and expenses reported.

  The grantor trust structure is a widely held fixed investment trust ("WHFIT"), and falls under what is commonly referred to as the WHFIT regulations.

  If your trust is at all times operated in accordance with the documents establishing your trust


                                            Understanding Your Investment     71
and certain requirements of federal income tax law are met, your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses. Income from the trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals. Interest that is excluded from gross income, including exempt-interest dividends from any RIC Shares held by the trust, are generally not included in your net investment income for purposes of this tax.

  YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to any REIT Shares that represent a return of capital, as discussed below).

  If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Note that some portion of any capital gain dividends you receive might be attributable to a RIC's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding


72     Understanding Your Investment
period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

  DIVIDENDS FROM STOCKS. Certain dividends received with respect to the Stocks held by the trust, if any, may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

  DIVIDENDS FROM RIC SHARES AND REIT SHARES. Some dividends on REIT Shares or RIC Shares, if any, held by the trust, may be reported by the REIT or RIC as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on RIC Shares may qualify as "exempt-interest dividends," which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the REIT Shares or the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. In limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains. If you hold a unit for six months or less or if your trust holds a RIC Share or REIT Share for six months or less, any loss incurred by you related to the disposition of such RIC Share or REIT Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share or REIT Share. Distributions of income or capital gains declared on the REIT Shares or the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or the RIC during the following January.

  DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning units in a trust may be eligible for the dividends received deduction with respect to such unit owner's pro rata portion of certain types of dividends received by the trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs or RICs. However, certain dividends on RIC Shares that are attributable to dividends received by the RIC itself from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

  IN-KIND DISTRIBUTIONS. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units or at your trust's termination. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion


                                            Understanding Your Investment     73
of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

  LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

  If any of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the trust expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

  FOREIGN INVESTORS, TAXES AND INVESTMENTS. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non- U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and
(ii) certain other non- U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

  Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you.


74     Understanding Your Investment

Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

  Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

  If any U.S. investor is treated as owning directly or indirectly 10 percent or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50 percent of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (CFC). If you own 10 percent or more of a CFC (through your trust and in combination with your other investments) or possibly if your trust owns 10 percent or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

  A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75 percent or more of its income is passive income or if 50 percent or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to the trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

  NEW YORK TAX STATUS. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section for each trust in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of


                                            Understanding Your Investment     75
distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).





76     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1836

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 5, 6, 7, 11, 12, 15, 16, 23, 24, 28, 29, 36, 37,
41, 42, 46 and 47, of Advisors Disciplined Trust 1836 (the "Trust") as of December 19, 2017, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 19, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of December 19, 2017 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
December 19, 2017


                                            Understanding Your Investment     77

                                                                          BAHL & GAYNOR SMIG     COHEN & STEERS      THE DIVIDEND
ADVISORS DISCIPLINED TRUST 1836                                             (SMALL/MID CAP      PREFERRED INCOME     INCOME VALUE
                                                                            INCOME GROWTH)        OPPORTUNITIES        STRATEGY
STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 19, 2017                      PORTFOLIO            PORTFOLIO          PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . .    $  148,601           $  148,739           $  148,124
                                                                            ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,601           $  148,739           $  148,124
                                                                            ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . .    $      728           $      729           $      563
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . .         2,006                2,008                2,000
    Creation and development fee (4) . . . . . . . . . . . . . . . . . .           743                  744                  741
                                                                            ----------           ----------           ----------
                                                                                 3,477                3,481                3,304
                                                                            ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5) . . . . . . . . . . . . .  . . . . . . . . . .       148,601              148,739              148,124
    Less: initial sales fee (4)(5)  . . . . . . . .  . . . . . . . . . .             -                    -                    -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5) . . . . . . .  . . . . . . . .         3,477                3,481                3,304
                                                                            ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .       145,124              145,258              144,820
                                                                            ----------           ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . .    $  148,601           $  148,739           $  148,124
                                                                            ==========           ==========           ==========

  Number of units . . . . . . . . . . . . . . . . .  . . . . . . . . . .        14,860               14,874               14,812
                                                                            ==========           ==========           ==========

  Net asset value per unit  . . . . . . . . . . . .  . . . . . . . . . .    $    9.766           $    9.766           $    9.777
                                                                            ==========           ==========           ==========




ADVISORS DISCIPLINED TRUST 1836                                            EMERGING MARKETS        HIGH 50(R)           PERONI
                                                                               DIVIDEND        DIVIDEND STRATEGY        GROWTH
STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 19, 2017 (CONTINUED)          PORTFOLIO            PORTFOLIO          PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . .    $  148,167           $  148,292           $  149,067
                                                                            ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,167           $  148,292           $  149,067
                                                                            ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . .    $      726           $      430           $      730
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . .         2,000                2,002                2,012
    Creation and development fee (4) . . . . . . . . . . . . . . . . . .           741                  741                  745
                                                                            ----------           ----------           ----------
                                                                                 3,467                3,173                3,487
                                                                            ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5) . . . . . . . . . . . . .  . . . . . . . . . .       148,167              148,292              149,067
    Less: initial sales fee (4)(5)  . . . . . . . .  . . . . . . . . . .             -                    -                    -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5) . . . . . . .  . . . . . . . .         3,467                3,173                3,487
                                                                            ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .       144,700              145,119              145,580
                                                                            ----------           ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . .    $  148,167           $  148,292           $  149,067
                                                                            ==========           ==========           ==========

  Number of units . . . . . . . . . . . . . . . . .  . . . . . . . . . .        14,817               14,829               14,907
                                                                            ==========           ==========           ==========

  Net asset value per unit  . . . . . . . . . . . .  . . . . . . . . . .    $    9.766           $    9.786           $    9.766
                                                                            ==========           ==========           ==========


(Continued)


           See Notes to Statements of Financial Condition on page 79.



78     Understanding Your Investment

ADVISORS DISCIPLINED TRUST 1836
                                                                                       REIT                  UTILITIES
STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 19, 2017 (CONTINUED)                PORTFOLIO               PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .    $  148,898              $  148,788
                                                                                    ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,898              $  148,788
                                                                                    ==========              ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . .    $      730              $      729
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,010                   2,009
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . .           745                     744
                                                                                    ----------              ----------
                                                                                         3,485                   3,482
                                                                                    ----------              ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . .       148,898                 148,788
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . .             -                       -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . . . . . . . . . . . . . .         3,485                   3,482
                                                                                    ----------              ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .       145,413                 145,306
                                                                                    ----------              ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,898              $  148,788
                                                                                    ==========              ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        14,890                  14,879
                                                                                    ==========              ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    9.766              $    9.766
                                                                                    ==========              ==========


NOTES TO STATEMENTS OF FINANCIAL CONDITION

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $1,600,000 with $200,000 allocated to each trust) necessary for the purchase of securities in the trusts represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for the Bahl & Gaynor smig (Small/Mid Cap Income Growth) Portfolio, Cohen & Steers Preferred Income Opportunities Portfolio, Emerging Markets Dividend Portfolio, Peroni Growth Portfolio, REIT Portfolio and the Utilities Portfolio, $0.038 per unit for The Dividend Income Value Strategy Portfolio and $0.029 per unit for the High 50(R) Dividend Strategy Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 1.85% of the public offering price per unit. The deferred sales fee is equal to $0.135 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.



                                            Understanding Your Investment     79

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     BAHL & GAYNOR SMIG (SMALL/MID
of essential information           CAP INCOME GROWTH) PORTFOLIO
about the portfolio
                             8     COHEN & STEERS PREFERRED
                                   INCOME OPPORTUNITIES PORTFOLIO

                            13     THE DIVIDEND INCOME VALUE
                                   STRATEGY PORTFOLIO

                            21     EMERGING MARKETS
                                   DIVIDEND PORTFOLIO

                            25     HIGH 50(R) DIVIDEND
                                   STRATEGY PORTFOLIO

                            33     PERONI GROWTH PORTFOLIO

                            38     REIT PORTFOLIO

                            43     UTILITIES PORTFOLIO

UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     48     How to Buy Units
help you understand         51     How to Sell Your Units
your investment             53     Distributions
                            54     Investment Risks
                            62     How the Trust Works
                            67     Taxes--Regulated Investment
                                   Companies
                            71     Taxes--Grantor Trusts
                            75     Expenses
                            76     Experts
                            76     Additional Information
                            77     Report of Independent Registered
                                   Public Accounting Firm
                            78     Statements of Financial Condition

WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468


ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1836
  Securities Act file number:  333-220034
  Investment Company Act file number:  811-21056






                               BAHL & GAYNOR SMIG
                          (SMALL/MID CAP INCOME GROWTH)
                            PORTFOLIO,SERIES 2017-4Q


                            COHEN & STEERS PREFERRED
                              INCOME OPPORTUNITIES
                            PORTFOLIO, SERIES 2017-4Q


                       THE DIVIDEND INCOME VALUE STRATEGY
                            PORTFOLIO, SERIES 2017-4Q


                            EMERGING MARKETS DIVIDEND
                            PORTFOLIO, SERIES 2017-4Q


                          HIGH 50(R) DIVIDEND STRATEGY
                            PORTFOLIO, SERIES 2017-4Q


                            PERONI GROWTH PORTFOLIO,
                               WINTER 2018 SERIES


                                 REIT PORTFOLIO,
                           SERIES 2017-4Q - A HARTFORD
                              INVESTMENT MANAGEMENT
                           COMPANY ("HIMCO") PORTFOLIO


                              UTILITIES PORTFOLIO,
                           SERIES 2017-4Q - A HARTFORD
                              INVESTMENT MANAGEMENT
                           COMPANY ("HIMCO") PORTFOLIO




                                   PROSPECTUS

                                DECEMBER 19, 2017








                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                           ADVISORS DISCIPLINED TRUST
                        INFORMATION SUPPLEMENT FOR TRUSTS
                 INVESTING IN EQUITY AND/OR PREFERRED SECURITIES
                                OCTOBER 24, 2016

     This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com, by contacting your financial professional, Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132 or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773.


                                    CONTENTS

          General Information                                   2
          Investment Policies                                   2
          Risk Factors                                          5
          Administration of the Trust                          55

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts ("UITs") created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940. Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

     Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT  POLICIES

     Each trust is a UIT and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a "RIC") for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

     If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

     In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

RISK FACTORS

     An investment in units of a trust, and/or shares of other registered investment companies ("funds") held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

     MARKET RISK. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     EQUITY SECURITIES. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

     FIXED INCOME SECURITIES. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     CREDIT RISK. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

     INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

     LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

     INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust's ability to invest in certain funds, the weighting of the fund in a trust's portfolio and the trust's ability to issue additional units in the future.

     CLOSED-END FUNDS. Closed-end investment companies ("closed-end funds") are actively managed investment companies registered under the Investment Company Act of 1940 that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

     The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Closed-end funds' governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     BUSINESS DEVELOPMENT COMPANIES. Business development companies ("BDCs") are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

     BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments. A BDC's credit rating may change over time which could adversely affect their ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets which may adversely impact the BDC's liquidity and operations.

     BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors' pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

     BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under their investment advisory agreement which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

     BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

     If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

     EXCHANGE-TRADED FUNDS. Exchange-traded funds ("ETFs") are typically investment companies registered under the Investment Company Act of 1940 that have obtained exemptive relief from the Securities and Exchange Commission allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the ETF's investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

     Most ETFs replicate the composition or returns of a securities index.
These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act of 1940. These open-end funds have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act of 1940. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust's portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the Securities and Exchange Commission exempting them from various provisions of the Investment Company Act of 1940. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     INVERSE ETFS. Certain ETFs may be "inverse" ETFs. An inverse ETF, sometimes referred to as a "bear ETF" or "short ETF," is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

     Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs' possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs' ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF's underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

     LEVERAGED ETFS. Certain ETFs may be "leveraged" ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day's returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF's investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF's longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF's longer-term performance from a simple multiple of its index's longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

     NON-DIVERSIFICATION RISK. Certain funds held by a trust may be classified as "non-diversified." Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

     FOREIGN ISSUERS. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933 (the "Securities Act") and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

     EMERGING MARKETS. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

     Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

     Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

     Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

     DEPOSITARY RECEIPTS. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts ("ADRs") or Global Depositary Receipts ("GDRs"). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

     Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     CURRENCY RISK. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust's investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust's investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

     FOREIGN GOVERNMENT SECURITIES RISK. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer's balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks, and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer's ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer's policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

     SUPRANATIONAL ENTITIES' SECURITIES. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or "stockholders," usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings.
There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

     SMALL-CAP AND MID-CAP COMPANIES. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     REAL ESTATE INVESTMENT TRUSTS. Many factors can have an adverse impact on the performance of a particular real estate investment trust or other real estate-related investments (a "REIT"), including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

     REITs are subject to risks associated with the direct ownership of real estate which include, among other factors: general U.S. and global as well as local economic conditions; decline in real estate values; the financial health of tenants; overbuilding and increased competition for tenants; oversupply of properties for sale; changing demographics; changes in interest rates, tax rates and other operating expenses; changes in government regulations; changes in zoning laws; the ability of the owner to provide adequate management, maintenance and insurance; faulty construction and the ongoing need for capital improvements; the cost of complying with the Americans with Disabilities Act; regulatory and judicial requirements, including relating to liability for environmental hazards; natural or man-made disasters; changes in the perception of prospective tenants of the safety, convenience and attractiveness of the properties changes in neighborhood values and buyer demand; and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

     You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if a trust or a fund held by a trust acquires REIT securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities and therefore the value of the units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

     Because of their structure, and the legal requirement that they distribute a certain percentage of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

     The value of REITs and other real-estate related investments may also be affected by downturns in the housing and mortgage lending markets. In the past, government authorities have engaged in administrative and legislative action intended to address both short- and long-term difficulties facing the housing and mortgage lending markets and the broader economy. No one can predict the action that might be taken or the effect any action or inaction will have and it is possible that any actions taken by government authorities will not address or help improve the state of such difficulties as intended. Downturns in the housing market and corresponding government action may have far reaching consequences into many geographic regions and, consequently, the value of securities may decline in response to such developments.

     MASTER LIMITED PARTNERSHIPS. Master limited partnerships ("MLPs") are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

     BOND QUALITY RISK. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

     PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

     EXTENSION RISK. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

     "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain debt obligations may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be "at risk" with respect to all "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

     PREMIUM SECURITIES. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     MARKET DISCOUNT. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

     ORIGINAL ISSUE DISCOUNT BONDS. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

     ZERO COUPON BONDS. Certain bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     RESTRICTED SECURITIES. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

     PREFERRED SECURITY RISKS. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company's assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or "face") value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

     While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip ("non-cumulative" preferred securities) or defer ("cumulative" preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

     Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer's after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

     Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company's debt, has priority with respect to the operating company's earnings and profits over the operating company's common shareholders, but is typically subordinated to other classes of the operating company's debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company's senior debt securities due to its subordinated nature.

     Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company's capital structure but are subordinated to other bonds and debt instruments in a company's capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

     HIGH-YIELD SECURITIES. "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's or below Baa by Moody's (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below "investment grade" and should be considered speculative as such ratings indicate a quality of less than investment grade. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

     An investment in "high-yield, high-risk" debt obligations or "junk" obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high-yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

      Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     MUNICIPAL BONDS. Certain municipals bonds are "general obligation bonds" and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipals bonds are "revenue bonds" payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

     Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

     Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

     Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

     Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain municipal bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity ("lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain municipal bonds may have been acquired at a market discount from par value at maturity. A "tax-exempt" municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

     Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     CONVERTIBLE SECURITIES. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOANS. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the Securities and Exchange Commission or any state securities commission and generally are not listed on any securities exchange.

     An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund's books. The illiquidity of senior loans may impair a fund's ability to realized the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     FLOATING RATE INSTRUMENTS. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

     ASSET-BACKED SECURITIES. Asset-backed securities ("ABS") are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

     MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities.
In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

     SOVEREIGN DEBT. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

     U.S. GOVERNMENT OBLIGATIONS RISK. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency's obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

     MONEY MARKET SECURITIES. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

     DERIVATIVES RISK. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions, however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap," increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

     OPTIONS. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

     There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both;
(iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation ("OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written (sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

     The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund's capital appreciation potential on the underlying security.

     To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

     The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund's adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

     If a fund employs a covered call strategy, a fund will generally write
(sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

     An option is generally considered "covered" if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

     SWAPS. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

     FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

     INDEXED AND INVERSE SECURITIES. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund's investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund's management does not anticipate.

     FUTURES. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are
(a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option;
(b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and
(e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

      REPURCHASE AGREEMENT RISK. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

     SHORT SALES RISK. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund's gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

     COMMODITIES. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

     CONCENTRATION RISK. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

     CONSUMER DISCRETIONARY AND CONSUMER STAPLES SECTORS. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     ENERGY SECTOR. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

     Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the petroleum products sector. While legislation has been enacted to deregulate certain aspects of the oil sector, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum sector securities.

     FINANCIALS SECTOR. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. Risk associated with real estate investments include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     The financial services sector was adversely affected by global developments over the last several years stemming from the financial crisis including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. These events led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that was marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions were necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies resulted in extreme volatility in securities prices and uncertain market conditions.

     In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that these difficulties will have on the economy, generally or financial services companies. These difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.

     HEALTH CARE SECTOR. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

     Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

     INDUSTRIALS SECTOR. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

     Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

     INFORMATION TECHNOLOGY SECTOR. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies. Some key components of certain products of technology issuers are currently available only from single sources.

     There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer's technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

     Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low-end segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

     MATERIALS SECTOR. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources, and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations, and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

     REAL ESTATE SECTOR. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

     Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

     TELECOMMUNICATION SERVICES SECTOR. General risks of telecommunication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications/bandwidth companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Such companies can also be negatively impacted by any failure to obtain, or delays in obtaining, financial or regulatory approval for new products or services. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communications stocks can experience extreme volatility.

     Companies in the telecommunications sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition, particularly in formulating new products and services using new technology. Technological innovations may also make the existing products and services of telecommunications companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

     UTILITIES SECTOR. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, and volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

     CALIFORNIA. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California's 2014-15 fiscal year running from July 1, 2014 to June 30, 2015. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

     Economic Outlook. The U.S. economy completed its sixth year of recovery as California ended its fiscal year on June 30, 2015. California's income growth outperformed that of the nation as a whole during the 2014-2015 fiscal year.
The state's total personal income increased 5.5% during the 2014-15 fiscal year, compared to the 4.6% increase the nation experienced. Auto registrations increased by 9.9% in California for a total of 1.9 million registered vehicles for the 2014-15 fiscal year. The state's real estate market showed signs of continued growth at the end of the 2014-15 fiscal year compared to the market a year earlier. As of June 2015, prices for existing single-family homes were 7.0% higher and sales were up 11% compared to the prior year. Homebuilding continued in California at an accelerated rate, with permits issued during the 2014-2015 fiscal year increasing by 10% to nearly 94,000 units. Nonresidential construction increased by 4.1%, with the value of nonresidential permits increasing to $23.5 billion.

     California's labor market continued to add jobs during the 2014-2015 fiscal year. Total employment for June 2015 rose to 17.8 million jobs, a gain of more than 481,000 jobs from June 2014. Mirroring that increase, California's unemployment rate fell from 7.5% at June 2014 to 6.3% at June 2015.

     Net Assets. The primary government's net position as of the end of the 2014-15 fiscal year was a net deficit position of $41 billion. The total net deficit position was reduced by $103.0 billion for net investment in capital assets and by $31.1 billion for restricted net position, yielding a negative unrestricted net position of $175.1 billion. Restricted net position is dedicated for specified uses and is not available to fund current activities. More than half of the negative $175.1 billion consisted of unfunded, employee-related, long-term liabilities that are recognized as soon as an obligation has been incurred, even though payment will occur over many future periods. Another 38.3% ($67.1 billion) consist of outstanding bonded debt issued to build capital assets for school districts and other local governmental entities. The bonded debt reduced the unrestricted net position; however, local governments, not the state, own the capital assets that would offset this reduction.

     The primary government's combined net deficit position (governmental and business-type activities) as originally reported at June 30, 2014, decreased by $48.3 (or more than 659%)
to a negative $41.0 billion a year later, but increased $15.8 billion (27.8%) when adjusted for restatements.

     California General Fund. The state's main operating fund (the "California General Fund") ended the 2014-15 fiscal year with assets of $22.2 billion; liabilities and deferred inflows of resources of $24.4 billion; and non-spendable, restricted, and committed fund balances of $53 million, $2.3 billion, and $103 million, respectively, leaving the California General Fund with a negative unassigned fund balance of $4.7 billion. Total assets of the California General Fund increased by $2.8 billion (14.3%) over the 2013-14 fiscal year, while the total liabilities and deferred inflows of resources of the California General Fund decreased by $2.4 billion (9.1%). Total net fund deficit balance decreased by $5.2 billion (70.1%).

     As of the end of the 2014-15 fiscal year, the California General Fund had an excess of revenues over expenditures of $9.6 billion ($116.8 billion in revenues and $107.2 billion in expenditures). Approximately $111.3 billion (95.3%) of California General Fund revenue was derived from the state's largest three taxes--personal income taxes ($76.9 billion), sales and use taxes ($23.6 billion), and corporation taxes ($10.8 billion). As a result of fund classifications made to comply with governmental accounting standards, a total of $336 million in revenue, essentially all from unemployment programs, was included in the California General Fund. These revenues were not considered California General Fund revenues for any budgetary purposes or for the state's "Budgetary/Legal Basis Annual Report." During the 2014-15 fiscal year, total California General Fund revenue increased by $12.6 billion (12.1%). The increase was a result of increases in personal income taxes of $9.3 billion (13.8%), sales and use taxes of $1.4 billion (6.1%), and corporation taxes of $1.5 billion (16.6%).

     California General Fund expenditures increased by $11.8 billion (12.4%) during the 2014-15 fiscal year. The largest increases were in education and general government expenditures, which were up $9.7 billion and $1 billion, respectively. The California General Fund's deficit for the 2014-15 fiscal year was $2.2 billion, an improvement of $5.2 billion from the prior year's restated ending fund deficit of $7.4 billion.

     Budget Outlook. California enacted Budget Act of 2015 (the "California Budget Act") for the 2014-15 fiscal year on June 24, 2015. The California Budget Act appropriated $167.6 billion: $115.4 billion from the California General Fund, $45.7 billion from special funds and $6.5 billion from bond funds. The California General Fund's budgeted expenditures increased $896 million (0.8%) over the previous year's California General Fund budget. The California Budget Act projected California General Fund's revenue to be $115.0 billion after a projected $1.9 billion transfer to the "Budget Stabilization Account." California General Fund revenue comes predominantly from taxes, personal income taxes were projected to provide 66.5% of total revenue for 2015-16 fiscal year. California's major taxes (personal income, sales and use, and corporation taxes) were projected to supply approximately 96.9% of the California General Fund's resources in the 2015-16 fiscal year.

     The spending plan for 2015-2016 fiscal year implemented the first year of Proposition 2, approved by voters in November 2014, which uses spikes in capital gains to save money for the next recession and to pay down California's debts and unfunded liabilities. Despite the projected

$1.9 billion transfer to the Budget Stabilization Account and $1.9 billion allocated for debt reduction, including special fund loan repayments and a partial settle-up of Proposition 98 underfunding, the budget projected a surplus in the California General Fund for the fourth consecutive year. The California General Fund is projected to end the 2015-2016 fiscal year with $4.6 billion in total reserves--$3.5 billion in the Budget Stabilization Account and $1.1 billion reserved for economic uncertainties.

     Governor Brown released his proposed 2016-17 fiscal year budget on January 7, 2016. The budget restores some previous budget cuts and expands services, but continues to place strong emphasis on building reserves, paying down existing obligations, and restoring and upgrading California's infrastructure. Although a strengthening economy continues to push revenues higher, the Governor's budget includes provisions for the next recession, as history has shown that the California General Fund's major revenue source, personal income taxes, drops precipitously during economic downturns. The budget allocated a significant portion of discretionary resources to increasing total reserves beyond constitutional funding requirements such as those required by Proposition 2 and Proposition 98. The budget projects total reserves of $10.2 billion by the end of the 2016-17 fiscal year--$6 billion in the Budget Stabilization Account required under Proposition 2 and $2.2 billion in the California General Fund's reserve for economic uncertainties, and an additional optional reserve of $2.0 billion. In addition to the required transfer to the Budget Stabilization Account, Proposition 2 requires an equivalent amount be used to pay down existing debts and reduce unfunded liabilities in excess of current base amounts. During the 2016-17 fiscal year, Governor Brown proposes to spend a total of $1.6 billion to repay some of the California General Fund's loans from special funds and transportation projects, to partially settle-up previous Proposition 98 underfunding, and to reduce some of the University of California employee pension liabilities.

     The 2016-17 governor's budget projects that the California General Fund revenues and transfers to be $120.6 billion and expenditures to be $122.6 billion, with an estimated $3.2 billion year-end balance, which includes the $2.2 billion reserve for economic uncertainties. In the proposed budget, the California General Fund began fiscal year 2015-16 with a surplus balance of $3.7 billion; it is projected to begin fiscal year 2016-17 with a surplus of approximately $5.2 billion. The 2016-17 governor's budget estimated California General Fund revenues and transfers to be 2.6% more than the revised 2015-16 estimate of $117.5 billion, while the fiscal year 2016-17 expenditures are estimated to be 5.6% greater than the revised 2015-16 estimate of $116.1 billion.

     Capital Assets. The state's investment in capital assets for its governmental and business-type activities as of the end of the 2014-15 fiscal year amounted to $132.4 billion (net of accumulated depreciation/amortization). The state's capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trademarks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

     As of the end of 2014-15 fiscal year, the state's capital assets increased $7.3 billion (5.8%) over the prior fiscal year. The majority of this increase occurred in state highway infrastructure, buildings and other depreciable property, and construction/development in progress. Included in the capital assets increase is a $3.6 billion beginning balance restatement, primarily for understated state highway infrastructure construction in progress.

     Debt Administration. As of the end of 2014-15 fiscal year, the primary government had total bonded debt outstanding of $112.2 billion. Of this amount, $81.1 billion (72.3%) represents general obligation bonds, which are backed by the full faith and credit of the state. Included in the $81.1 billion of general obligation bonds is $944 million of Economic Recovery Bonds that are secured by a pledge of revenues derived from dedicated sales and use taxes and will be fully paid during fiscal year 2015-2016. As of the end of 2014-15 fiscal year, the current portion of general obligation bonds outstanding was $3.0 billion and the long-term portion was $78.1 billion. The remaining $31.1 billion (27.7%) of bonded debt outstanding represents revenue bonds, which are secured solely by specified revenue sources. As of the end of 2014-15 fiscal year, the portion of revenue bonds outstanding was $1.7 billion and the long-term portion was $29.4 billion. During the 2014-15 fiscal year, the state issued $6.6 billion in new general obligation bonds for children's hospitals, public primary, secondary, community college and university education facilities, highway safety, traffic reduction, air quality and port security, transportation, housing and emergency shelters, local and passenger rail projects, safe drinking water, water quality and supply, flood control, river and coastal protection, medical research, earthquake safety and public building rehabilitation, veteran's homes, high-speed passenger train projects, and to refund previously outstanding general obligation bonds and commercial paper.

     Budgetary Control. The California state legislature prepares an annual budget that contains estimates of revenues and expenditures for the ensuing fiscal year. This budget is the result of negotiations between the governor and the California legislature. Throughout the fiscal year, adjustments in the form of budget revisions, executive orders, and financial legislation agreed to by the governor and the California legislature are made to the budget. The California State Controller's Office ("State Controller's Office") is statutorily responsible for control over revenues due the primary government and for expenditures of each appropriation contained in the budget. Budgeted appropriations are the expenditure authorizations that allow state agencies to purchase or create liabilities for goods and services.

     The state's accounting system provides the State Controller's Office with a centrally-controlled record system to fully account for each budgeted appropriation, including its unexpended balance, and for all cash receipts and disbursements. The accounting system is decentralized, meaning the detail of each control account is maintained by each state agency. During the fiscal year, the control accounts and the agency accounts are maintained and reconciled on a cash basis. At the end of the fiscal year, each agency prepares annual accrual reports for receivables and payables. The State Controller's Office combines its control account balances with the agency accrual reports to prepare California's Budgetary/Legal Basis Annual Report. State laws and regulations that, in some cases, do not fully agree with Generally Accepted Accounting Principals, govern the methods of accounting for expenditures and revenues in these reports.

     Cash Management. As of the end of the 2014-2015 fiscal year, there were no revenue anticipation notes outstanding.

     Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. The state has been permissively self-insured and barring any extraordinary catastrophic event, the potential amount of loss faced by the state is not considered material in relation to the primary government's financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage in 2015 from the prior year. In addition, no insurance settlement from 2012 to 2015 has exceeded insurance coverage. All claim payments are on a "pay-as-you-go" basis, with workers' compensation benefits for self-insured agencies initially being paid by California's "State Compensation Insurance Fund."

     The discounted liability for unpaid self-insurance claims of the primary government was estimated to be $3.8 billion as of the end of the 2014-15 fiscal year. This estimate was based primarily on actuarial reviews of the state's workers' compensation program and included indemnity payments to claimants, as well as all other costs of providing workers' compensation benefits, such as medical care and rehabilitation. The estimate also included the liability for unpaid services fees, industrial disability leave benefits, and incurred-but-not-reported amounts. The estimated total liability of approximately $5.4 billion was discounted to $3.8 billion using a 3.5% interest rate. Of the total, $392 million was reported as a current liability, of which $263 million was included in the California General Fund, $127 million in the special revenue funds, and $2 million in the internal service funds. The remaining $3.4 billion was reported as other noncurrent liabilities in the government-wide statement of net position.

     The University of California, a discretely presented component unit, is self-insured or insured through a wholly-owned captive insurance company for medical malpractice, workers' compensation, employee health care, and general liability claims. These risks are subject to various claim and aggregate limits, with excess liability coverage provided by an independent insurer. Liabilities are recorded when it is probable that a loss has occurred and the amount of the loss can be reasonably estimated. These losses include an estimate for claims that have been incurred but not reported. The estimated liabilities are based on an independent actuarial determination of the anticipated future payments, discounted at rates ranging from 2% to 5%.

     Ratings. As of October 21, 2016, all outstanding general obligation bonds of the state of California were rated "AA-" by S&P Global Ratings, a division of S&P Global, Inc., and "Aa3" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW JERSEY. Economic Outlook. The State's economic recovery continued, having added 64,500 new private sector jobs over the course of 2015. The increase in payrolls was led by the following sectors - education and health services; trade, transportation and utilities; and construction. The State gained 222,000 new private sector jobs from the start of February 2010 through the end of 2015. The State's unemployment rate continued to decline over the course of 2015, falling from 6.3 percent in December 2014 to 5.1 percent in December 2015. The national unemployment rate was 5.0 percent as of December 2015.

     Other measures of the State's economy, also, showed signs of continued improvement. The State's housing market continued to expand with existing home sales in 2015 12.3 percent higher than a year ago and the number of residential building permits issued by the State 10.4 percent higher than a year ago. New car sales in 2015 were 5.2 percent higher than a year ago. Aggregate personal income, which includes wage income as well as income from other sources such as assets or transfers, grew for a tenth consecutive quarter and by the third quarter of 2015 had reached an all-time high.

     Revenues and Expenditures. During Fiscal Year 2015, State revenues, including transfers, totaled $60.6 billion or an increase of $3.1 billion when compared to the prior fiscal year. This increase in total revenues is primarily attributable to an overall increase in general taxes, primarily the State's Gross Income Tax and Corporate Business Tax resulting from a strengthening of the economy. General taxes totaled $30.8 billion and accounted for 50.8 percent of total State revenues for Fiscal Year 2015. The State's Gross Income Tax totaled $13.3 billion, the Sales and Use Tax totaled $9.1 billion, and the Corporation Business Tax totaled $2.7 billion. The State's three major taxes comprised 81.6 percent of the total general taxes that were collected during Fiscal Year 2015. The State's economy showed improvement, as indicated by the $1.9 billion increase in general taxes when compared to Fiscal Year 2014.

     Fiscal Year 2015 expenses totaled $66.7 billion, an increase of $5.5 billion in comparison to the prior fiscal year. State spending increased by $3.4 billion in government direction, management, and control mainly due to the increase in the pension expense based on the requirements of Governmental Accounting Standards Board (GASB) Statement No. 68, Accounting and Financial Reporting for Pensions, $2.0 billion in physical and mental health predominately attributable to Medicaid expansion, and $778.6 million in educational, cultural, and intellectual development.

     New Jersey General Fund. The General Fund is the State's chief operating fund and is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The General Fund's ending fund balance totaled $4.5 billion of which $806.4 million represented unassigned fund balance.

     On a budgetary basis, general revenues of $35.2 billion were $3.0 billion lower than the final budget. The negative variance was the result of unearned federal and other grant revenues of $2.5 billion and declines of $0.5 billion in other revenues. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

     Total expenditures were $3.3 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows the State to receive the maximum federal dollars that become available. During Fiscal Year 2015, the State's appropriation of federal funds and other grants exceeded expenditures by $2.5 billion. These excess appropriations are available for use in future years. From a Fiscal Year 2015 program perspective, under-spending transpired in community development and environmental management ($857.3 million); physical and mental health ($702.7 million); economic planning, development, and security ($496.8 million); public safety and criminal justice ($444.7 million); government direction, management, and control ($325.5 million); educational, cultural, and intellectual development ($186.4 million); special government services ($180.1 million); and transportation programs ($105.4 million).

     Net Assets. The primary government's assets and deferred outflows of resources totaled $46.7 billion, an increase of $6.5 billion from the prior fiscal year. As of June 30, 2015, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $113.9 billion. The State's unrestricted net position, which represents net assets that have no statutory commitments and are available for discretionary use, totaled a negative $127.9 billion. The negative balance is primarily a result of the State implementing GASB Statement No. 68 and the State's recognition of other postemployment benefits under GASB Statement No. 45, Accounting and Financial Reporting by Employers for Postemployment Benefits Other than Pensions. Financing activities that have contributed to the State's negative unrestricted net position amount include liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction, and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

     Changes in Net Assets. The State's Fiscal Year 2015 net position decreased by $6.1 billion. Approximately 50.8 percent of the State's total revenues came from general taxes, while 29.0 percent was derived from operating grants. Charges for services amounted to 18.2 percent of total revenues, while other items such as capital grants and miscellaneous revenues accounted for the remainder. State expenses cover a range of services. The largest expense, 24.7 percent, was for educational, cultural, and intellectual development, which includes approximately $310.1 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction. Government direction, management, and control amounted to 22.7 percent of total expenses, while physical and mental health amounted to 22.4 percent. Other major expenditures focused on economic planning, development, and security and public safety and criminal justice. During Fiscal Year 2015, governmental activity expenses exceeded program revenues. This imbalance was mainly funded through $32.9 billion of general revenues (mostly taxes and transfers). The remaining $6.7 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, Business-type Activities reflected a net position increase of $631.4 million as the Unemployment Compensation Fund's available resources exceeded the need to pay claims.

     Debt Administration. As of June 30, 2015, New Jersey's outstanding long-term obligations for governmental activities totaled $153.5 billion, a $9.9 billion increase over the prior fiscal year. Of the $9.9 billion increase, $8.5 billion is attributable to increases in the Net Pension Liability and Net Other Postemployment Benefits (OPEB) Obligation. Long-term bonded obligations totaled $43.2 billion, while other long-term obligations totaled $110.3 billion. In addition, the State has $4.8 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2015, the legislatively authorized but unissued debt decreased by $2.3 billion. In fiscal year 2015, the State implemented GASB Statement No. 68 which required the State to record its proportionate share of the Net Pension Liability for all State retirement systems. Only fiscal year 2014 was restated. Therefore, comparisons to fiscal years 2011 to 2013 are incompatible. The State's long-term obligations for the past five fiscal years are shown below.

     Ratings. As of October 21, 2016 all outstanding general obligation bonds of the State of New Jersey were rated "A" by S&P Global Ratings a division of S&P Global, Inc. and "A2" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW YORK. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York's 2015-2016 fiscal year running from April 1, 2015 to March 31, 2016. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

     Economic Condition and Outlook. Overall economic activity, employment and wages all rose in New York in 2015, but at rates below the nation's. The nation's real gross domestic product grew by 2.4 percent, the same as in 2014. In comparison, New York's real gross state product grew at a much slower rate of
1.4 percent. However, this economic growth was marginally stronger than the 1.2 percent gain in 2014. While job growth at the national level accelerated in 2015, increasing by 2.1 percent compared to 1.9 percent in 2014, New York experienced a slight softening, with employment increasing by 1.7 percent as compared to 1.8 percent in 2014. Total employment in New York increased to over
9.2 million. Wages at both the national and state levels increased in 2015. Similar to job growth, gains in wages at the national level (4.6 percent) were stronger than those in New York (4.1 percent) in 2015. However, both the nation and New York realized a deceleration in wage growth from 2014 levels.

     General Government Results. An operating deficit of $978 million is reported in the state's general fund ("New York General Fund") for the 2015-2016 fiscal year. As a result, the New York General Fund now has an accumulated fund balance of $5.1 billion. New York completed its 2015-2016 fiscal year with a combined governmental funds operating surplus of $408 million as compared to a combined governmental funds operating surplus in the 2014-2015 fiscal year of $6.5 billion. The combined operating surplus of $408 million for the 2015-2016 fiscal year included an operating deficit in the New York General Fund of $978 million, an operating surplus in the "Federal Special Revenue Fund" of $1 million, an operating deficit in the "General Debt Service Fund" of $310 million and an operating surplus in "Other Governmental Funds" of $1.695 billion.

     New York's financial position as shown in its governmental funds balance sheet as of March 31, 2016 includes a fund balance of $14.6 billion comprised of $43.7 billion of assets less liabilities of $27 billion and deferred inflows of resources of $2.1 billion. The governmental funds fund balance includes a $5.1 billion accumulated New York General Fund balance.

     Overall Financial Position. In the 2015-2016 fiscal year, New York reported net position of $32.8 billion, comprised of $157 billion in total assets and $3.1 billion in deferred outflows of resources, less $126.7 billion in total liabilities and $652 million in deferred inflows of resources.

     Net position reported for governmental activities decreased in the 2015-2016 fiscal year by $15 million, decreasing to $32.5 billion from $32.6 billion in the 2014-2015 fiscal year. This decrease is the net result of a $443 million decrease from 2015-2016 fiscal year operations and a $428 million increase of beginning net position related to the adoption of Governmental

Accounting Standards Board Statement (GASBS) No. 68. Unrestricted net position for governmental activities--the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements--had a deficit of $40.9 billion at the end of the 2015-2016 fiscal year.

     The net position deficit in unrestricted governmental activities, which increased by $1.1 billion in 2016, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities, the obligation related to other postemployment benefits ($15.5 billion) and the net pension liability ($1.4 billion). Such outstanding debt included: securitizing New York's future tobacco settlement receipts ($1.4 billion); eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($2.1 billion); and borrowing for local highway and bridge projects ($4 billion), local mass transit projects ($1.6 billion), and a wide variety of grants and other expenditures not resulting in New York capital assets ($12.5 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

     The net position for business-type activities decreased by $546 million (70.8 percent) to $225 million in 2016 as compared to $771 million in 2015. The decrease in net position for business-type activities was due in part to the restatement of net position related to the implementation of GASBS No. 68 and GASBS No. 71 ($1.3 billion) as well as to the State University of New York ("SUNY") expenses exceeding operating revenues and state support ($427 million). This was partially offset by employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund ($1.1 billion), City University of New York Senior College operating revenues and state support exceeding operating expenses ($132 million), and Lottery revenues exceeding expenses, including education aid transfers ($9 million).

     New York General Fund Budgetary Highlights. New York General Fund receipts exceeded disbursements by $1.6 billion in 2015-2016. The New York General Fund ended the 2015-2016 fiscal year with a closing cash fund balance of $8.9 billion, which consisted of approximately $1.8 billion in the state's rainy day reserve funds ($1.3 billion in the "Tax Stabilization Reserve Account" and $540 million in the "Rainy Day Reserve Fund"), $63 million in the "Community Projects Fund," $21 million in the "Contingency Reserve Fund," and $7.1 billion in the "Refund Reserve Account." Total New York General Fund receipts for the 2015-2016 fiscal year (including transfers from other funds) were approximately $69.7 billion. Total New York General Fund disbursements for the 2015-2016 fiscal year (including transfers to other funds) were approximately $68.0 billion.

     Net operating results for the 2015-2015 fiscal year were $5.4 billion more favorable than anticipated in the original financial plan, with the original plan projecting a net operating deficit of $3.8 billion. Total receipts and transfers from other funds exceeded original financial plan estimates by $1.4 billion and total disbursements and transfers to other funds were less than original financial plan estimates by $4.0 billion.

     The primary factor contributing to higher than projected total receipts was $1.6 billion in unanticipated non-tax collections received as a result of monetary settlements reached by the Department of Financial Services, the Department of Law, and the Manhattan District Attorney's Office with banks, insurance companies, and other financial institutions for violations of New York banking and insurance laws. In addition, actual base tax growth for 2015-2016 finished at 5.4 percent, which was higher than the original financial plan estimate of 4.5 percent. Other tax collections were higher than the original plan as a result of extraordinary estate tax collections, while lower collections for business taxes and consumption/use taxes partly offset overall higher receipts.

     Net operating results for the 2015-2016 fiscal year were $3.9 billion more favorable than anticipated in the final financial plan, with the final financial plan projecting a net operating deficit of $2.3 billion. Total receipts and disbursements were lower than the final financial plan estimates (by $618 million and $4.5 billion, respectively). Lower receipts were primarily due to lower than expected business tax collections related to lower audit receipts driven by the corporate franchise tax, and lower personal income tax collections reflecting weaker than projected withholding. Lower than projected total disbursements occurred primarily as a result of lower than planned transfers to the Other Governmental Fund--Dedicated Infrastructure Investment Fund, as well as lower spending for local assistance and agency operations.

     Capital Assets. As of the end of the 2015-2016 fiscal year, New York has $102.5 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $642 million over the 2014-2015 fiscal year.

     Debt Administration. There are a number of methods by which New York may incur debt. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease purchase and contractual obligations where New York's legal obligation to make payments is subject to and paid from annual appropriations made by the New York State legislature or from assignment of revenue in the case of tobacco settlement revenue bonds. Equipment capital leases and mortgage loan commitments, which represent $275 million as of the end of the 2015-2016 fiscal year, do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York's governmental activities--thus it is not expected to be repaid from resource generated by business-type activities.

     At the end of the 2015-2016 fiscal year, New York had $182 million in New York-supported (net) variable rate bonds outstanding and $1.8 billion in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. At the end of the 2015-2016 fiscal year, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.4 percent of the New York-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.8 billion were equal to 3.6 percent of the total New York-supported debt portfolio.

     At the end of the 2015-2016 fiscal year, New York had $56.7 billion in bonds, notes, and other financing agreements outstanding compared with $57.4 billion in the 2014-2015 fiscal year, a decrease of $698 million.

     In addition, New York reported $838 million for collateralized borrowings ($401 million in governmental activities and $437 million in business-type activities) for which specific revenues have been pledged. In the 2014-2015 fiscal year, New York reported $870 million for collateralized borrowings ($430 million in governmental activities and $440 million in business-type activities). During the 2015-2016 fiscal year, New York issued $7.9 billion in bonds, of which $4.5 billion was for refunding and $3.4 billion was for new borrowing.

     The New York State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. As of the end of the 2015-2016 fiscal year, New York has $2.7 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

     The state finance law, through the New York State Debt Reform Act of 2000 (the "New York Debt Reform Act"), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

     Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of state and federal laws.

     Included in New York's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. With respect to pending and threatened litigation, New York has reported, in the governmental activities, liabilities of $856 million, of which $656 million pertains to SUNY, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. In addition, the State of New York is party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $211 million.

     Ratings. As of October 21, 2016 all outstanding general obligation bonds of the State of New York were rated "AA+" by S&P Global Ratings a division of S&P Global, Inc., and "Aa1" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     ADDITIONAL DEPOSITS. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING SEMIANNUAL/QUARTERLY DISTRIBUTIONS OR GRANTOR TRUSTS. The discussion in this section applies to all trusts other than trusts that are "regulated investment companies" for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING MONTHLY DISTRIBUTIONS. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units.
The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust.
Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants' report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

          (6) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the sponsor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales charge and creation and development fee, if any;

          (8) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  the following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

     AMENDMENT. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change provision required by the Security Exchange Commission or any successor governmental agency and (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities other than those specified in the schedules to the trust agreement or
(2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

     Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or
(4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

     TERMINATION. Each trust agreement provides that the related trust shall terminate upon the maturity, liquidation, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust's mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash. The trustee will make an in kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales charge. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

     The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact the Advisors Asset Management unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC), and a registrant of the Municipal Securities Rulemaking Board (MSRB).

     Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

     If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     EXPENSES OF THE TRUST. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     For services performed under a trust's trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro rated portion of its annual fee at the times specified in such trust agreement, which pro rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth above provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

     As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in
Section 26(a)(2)(C) of the Investment Company Act of 1940, as amended, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be pro rated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

     The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

     Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, Securities and Exchange Commission and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust will sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

     PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1737 (File No. 333-213361) as filed on November 3, 2016.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion and consent of counsel as to the federal income and New York tax status of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trusts.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit E to the Registration Statement on Form N-8B-2 for Advisors Disciplined Trust (File No. 811-21056) as filed on
       October 13, 2017.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1836, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309, 1341, 1516 and 1609 for
purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1836 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on December 19, 2017.


                                ADVISORS DISCIPLINED TRUST 1836

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on December 19, 2017 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Andrew Williams            Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*

________________________________________________________________________________
*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.